                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934


                           For the month of May, 2004

                     CHINA SOUTHERN AIRLINES COMPANY LIMITED
                 (Translation of registrant's name into English)

                          Baiyun International Airport
                      Guangzhou, People's Republic of China
                    (Address of principal executive offices)


      (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F.      X                Form 40-F.
                ------------                      ------------

      (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes .                 No.       X
           -------------        -------------

      (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

      China Southern Airlines Company Limited (the "Company") on May 21, 2004 distributed its circular regarding a major transaction to the shareholders of the Company. A copy of the English version of the circular is included in this Form 6-K of the Company.

        THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

IF YOU ARE IN ANY DOUBT as to any aspect of this circular, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

IF YOU HAVE SOLD OR TRANSFERRED all your shares of China Southern Airlines Company Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or the transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss however arising from or in reliance upon the whole or any part of the contents of this circular.




                 (CHINA SOUTHERN AIRLINES COMPANY LIMITED LOGO)
               (a joint stock limited company incorporated in the People's Republic of China with limited liability)
                               (STOCK CODE: 1055)




                                MAJOR TRANSACTION


                                                                    21 May, 2004

                                    CONTENTS

                                                                            Page

DEFINITIONS ..............................................................    1

LETTER FROM THE BOARD

       1.     Introduction................................................    2

       2.     The Airbus Aircraft Acquisition Agreement...................    3

       3.     Prospects ..................................................    5

       4.     Additional Information......................................    5

APPENDIX I    -   FINANCIAL INFORMATION OF THE GROUP .....................    6

APPENDIX II   -   GENERAL INFORMATION ....................................   53

                                   DEFINITIONS

       In this circular, the following expressions have the following meanings, unless the context requires otherwise:

"Airbus"                            Airbus SNC, a company incorporated in
                                    Toulouse

"Airbus Aircraft"                   15 A320-200 aircraft and six A319-100
                                    aircraft

"Airbus Aircraft Acquisition        the aircraft acquisition agreement dated 8
 Agreement"                         April, 2004 pursuant to which the Company
                                    and China Aviation Supplies agreed to
                                    acquire and Airbus agreed to sell the Airbus
                                    Aircraft

"Board"                             the board of Directors

"China Aviation Supplies"           China Aviation Supplies Import and Export
                                    Group Corporation

"Company"                           China Southern Airlines Company Limited, a
                                    joint stock company incorporated in the PRC with limited liability and the H shares of which are listed on the Stock Exchange

"CSAHC"                             China Southern Air Holding Company

"Directors"                         directors of the Company

"Group"                             the Company and its subsidiaries

"Latest Practical Date"             14 May, 2004, being the latest practicable
                                    date prior to the printing of this circular for ascertaining certain information contained herein

"Listing Rules"                     the Rules Governing the Listing of
                                    Securities on the Stock Exchange

"PRC" the People's Republic of China (other than, for the purpose of this circular only, Hong Kong, Macau and Taiwan)

"SFO"                               Securities and Futures Ordinance (Chapter
                                    571 of the Laws of Hong Kong)

"Stock Exchange"                    The Stock Exchange of Hong Kong Limited

"Supervisors"                       supervisors of the Company

"Transaction"                       the acquisition of Airbus Aircraft under the
                                    Airbus Aircraft Acquisition Agreement

                              LETTER FROM THE BOARD


                 (CHINA SOUTHERN AIRLINES COMPANY LIMITED LOGO)
               (a joint stock limited company incorporated in the People's Republic of China with limited liability)


DIRECTORS:                                          REGISTERED ADDRESS:
                                                    Baiyun International Airport
EXECUTIVE DIRECTORS:                                Guangzhou 510405
Yan Zhi Qing (Chairman of the Board of Directors)   PRC
Liu Ming Qi (Vice Chairman of the Board of
  Directors)
Wang Chang Shun
(Vice Chairman of the Board of Directors,
  President)
Peng An Fa (Director)                               PRINCIPAL PLACE OF BUSINESS
Wang Quan Hua (Director)                              IN HONG KONG:
Zhao Liu An (Director)                              Unit B1, 9th Floor
Zhou Yong Qian (Director)                           United Centre
Zhou Yong Jin (Director)                            95 Queensway
Xu Jie Bo (Director, Chief Financial Officer)       Hong Kong
Wu Rong Nan (Director)

INDEPENDENT NON-EXECUTIVE DIRECTORS:
Simon To
Peter Lok
Wei Ming Hai
Wang Zhi
Sui Guang Jun

SUPERVISORS:
Liang Hua Fu (Chairman of the Supervisory Committee)
Gan Yu Hua (Supervisor)
Li Qi Hong (Supervisor)


                                                                    21 May, 2004


To the Shareholders

Dear Sir or Madam,

                                MAJOR TRANSACTION

1.    INTRODUCTION

      On 8 April, 2004, the Board announced that on the same date, the Company and China Aviation Supplies entered into the Airbus Aircraft Acquisition Agreement with Airbus for the purpose of acquiring 15 A320-200 aircraft and six A319-100 aircraft from Airbus.

                              LETTER FROM THE BOARD


      The Transaction constitutes a major transaction of the Company under the Listing Rules.

       The purpose of this circular is to set out further details of the Transaction.

2.    THE AIRBUS AIRCRAFT ACQUISITION AGREEMENT

      (1)   DATE:   8 April, 2004

      (2)   PARTIES

            (a)   the Company, as the purchaser;

            (b) China Aviation Supplies as the import agent. The Company confirms that, to the best of the Directors' knowledge, information and belief, having made all reasonable enquiries, each of China Aviation Supplies and its beneficial owner is an independent third party and not a connected person (as defined in the Listing Rules) of the Company; and

            (c) Airbus SNC, a company incorporated in Toulouse, as the vendor. The main business activity of Airbus is that of aircraft manufacturing. The Company confirms that, to the best of the Directors' knowledge, information and belief, having made all reasonable enquiries, each of Airbus and its beneficial owner is an independent third party and not a connected person (as defined in the Listing Rules) of the Company.

      (3)   AIRCRAFT TO BE ACQUIRED

            15 A320-200 aircraft and six A319-100 aircraft.

      (4)   CONSIDERATION

            The relevant percentage ratio for the Transaction with regards to the Consideration Test under Rule 14.07 of the Listing Rules is above 25%, but less than 100%.

            According to the information provided by Airbus, as contained in the Airbus catalog provided to the Company by Airbus dated 31 March, 2004, the market price of a A320-200 aircraft is in the range of US$57.6 to US$61.6 million and that of a A319-100 aircraft is in the range of US$50.6 to US$61.2 million.

            The aggregate consideration for the acquisition of Airbus Aircraft, which is payable wholly in cash, is determined after arm's length negotiation between the parties and is lower than the market price as contained in the Airbus catalog dated 31 March, 2004.

                              LETTER FROM THE BOARD


      (5)   PAYMENT AND DELIVERY TERMS

            The aggregate consideration for the acquisition of Airbus Aircraft is payable in cash by installments. The Airbus Aircraft will be delivered in stages to the Company through the years 2005 to 2006.

      (6)   FUNDING

            The Transaction will be wholly funded through commercial loans by commercial banks. Such commercial banks are not and will not be connected persons (as defined in the Listing Rules) of the Company. As of the date hereof, the Company has not entered into any agreement with any of these commercial banks for financing the Transaction.

      (7)   REASONS FOR THE TRANSACTION

            The Company's principal business is that of civil aviation. As stated in the announcement of the Company dated 30 January, 2004, the Directors believe that the acquisition of the Airbus Aircraft will further expand the flight service network and operating capacity of the Company, thereby enhancing its ability to compete significantly in the industry. The Directors also believe that the terms of the Airbus Acquisition Agreement are fair and reasonable and in the interests of the shareholders of the Company as a whole.

      (8)   IMPLICATIONS UNDER THE LISTING RULES

            As the relevant percentage ratio for the Transaction with regards to the Consideration Test under Rule 14.07 of the Listing Rules is above 25%, but less than 100%, the Transaction constitutes a major transaction and is therefore subject to approval by the Company's shareholders under the Listing Rules.

            Each of CSAHC and its associates (as defined in the Listing Rules) does not have any interest in the Transaction other than as a shareholder of the Company. Therefore, no shareholder of the Company will be required to abstain from voting if the Company were to convene a general meeting for the approval of the Transaction. CSAHC, as the 50.30% controlling shareholder of the Company, has approved the Transaction by way of a written approval pursuant to Rule 14.44 of the Listing Rules.

                              LETTER FROM THE BOARD


3.    PROSPECTS

      In view of the visible recovery in a new cycle of economic growth in the global economy, and that China's air transportation industry has regained growth on all fronts after the Severe Acute Respiratory Syndrome outbreak, it is expected that the overall growth trend in the PRC air transportation will gain further momentum from which the PRC and the Group will benefit. On the other hand, recent political instability in the Middle East and other uncertainties continue to hamper global economic growth. The continuing high jet fuel price is also a factor unfavorable to the growth of the air transport industry.

      As disclosed in the First Quarterly Report of 2004 of the Company dated 28 April 2004, during the period between 1 January, 2004 and 31 March, 2004, the domestic aviation market continued to recover with strong demand for air transportation, which was mainly stimulated by the continuous stable economic development and the increase in domestic consumption level. For the first quarter of 2004, the Company's aviation transportation business maintained a good trend of growth. All production indices were higher as compared to the same period of last year. Among which, the Company's total traffic volume was 1,041,600,000 tonne-kilometres, representing a growth of 5.6% over the same period of last year; passengers carried were 6,413,000, representing an increase of 17.1% from the same period last year; cargo and mail traffic amounted to 124,000 tonnes, representing an increase of 0.8% from the same period last year; passenger load factor was 65.3%, representing a growth of 4.1% over the corresponding period last year.

4.    ADDITIONAL INFORMATION

      Your attention is drawn to the financial and general information set out in the Annual Report of the Company for the period from 1 January, 2003 to 31 December, 2003.

                                                       By Order of the Board
                                                           YAN ZHI QING
                                                             Chairman

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP


I.    SUMMARY OF FINANCIAL STATEMENTS

      The following is a summary of the audited consolidated results of the Group for each of the three years ended 31 December, 2003 and the audited consolidated balance sheets of the Group as at 31 December, 2002 and 2003 together with the relevant notes ("Financial Statements"), as extracted from the Company's 2003 Annual Report:

CONSOLIDATED PROFIT AND LOSS ACCOUNT
For the year ended 31 December, 2003
(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

                                                                  2003             2002             2001
                                                 Notes         RMB'000          RMB'000          RMB'000
Operating revenue:
  Traffic revenue                                           16,964,800       17,481,892       16,461,532
  Other revenue                                                505,323          536,728          418,126
                                                          ------------     ------------     ------------
Total operating revenue                            3        17,470,123       18,018,620       16,879,658
                                                          ------------     ------------     ------------
Operating expenses:
  Flight operations                                          7,070,031        6,732,543        6,905,628
  Maintenance                                                2,588,613        2,333,419        2,014,579
  Aircraft and traffic servicing                             2,767,488        2,511,284        2,297,521
  Promotion and sales                                        1,480,168        1,499,587        1,540,780
  General and administrative                                 1,053,319        1,060,010          892,233
  Depreciation and amortisation                              2,037,971        1,839,871        1,814,974
  Other                                                         16,804           15,829           13,270
                                                          ------------     ------------     ------------
Total operating expenses                           4        17,014,394       15,992,543       15,478,985
                                                          ------------     ------------     ------------
Operating profit                                               455,729        2,026,077        1,400,673
                                                          ------------     ------------     ------------
Non-operating income/(expenses):
  Share of associated companies'
    results                                                     47,798           36,988           53,077
  Share of jointly controlled
    entities' results                             14           (39,495)          (3,352)          (4,034)
  (Loss)/gain on sale of fixed assets              5           (22,217)         170,740          (55,889)
  Interest income                                               13,061           52,618           49,878
  Interest expense                                 4          (823,725)        (959,193)        (933,717)
  Exchange loss, net                                          (164,443)        (175,451)         296,777
  Other, net                                                    21,682           (9,328)         (11,509)
                                                          ------------     ------------     ------------
Total net non-operating expenses                              (967,339)        (886,978)        (605,417)
                                                          ------------     ------------     ------------
(Loss)/profit before taxation and
  minority interests                               4          (511,610)       1,139,099          795,256
Taxation credit/(expense)                          7           324,277         (398,227)        (320,519)
                                                          ------------     ------------     ------------
(Loss)/profit before minority
  interests                                                   (187,333)         740,872          474,737
Minority interests                                            (170,934)        (165,111)        (134,512)
                                                          ------------     ------------     ------------
(Loss)/profit attributable to
  shareholders                                                (358,267)         575,761          340,225
                                                          ============     ============     ============
Basic (loss)/earnings per share                    9          RMB(0.09)         RMB0.17          RMB0.10
                                                          ============     ============     ============

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP


CONSOLIDATED BALANCE SHEET
As at 31 December, 2003
(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

                                                                                   2003             2002
                                                                Notes           RMB'000          RMB'000
NON-CURRENT ASSETS
Fixed assets                                                     10          28,535,907       26,920,829
Construction in progress                                         11           1,629,689          661,352
Lease prepayments                                                               348,652          201,854
Interest in associated companies                                 13             422,201          692,026
Interest in jointly controlled companies                         14             731,323          461,962
Other investments                                                               204,971          201,854
Lease and equipment deposits                                                  2,932,591        2,147,038
Deferred expenditure                                             15             248,853          283,303
Long-term receivables                                                             6,380           12,034
                                                                           ------------     ------------

                                                                             35,060,567       31,582,252
                                                                           ------------     ------------
CURRENT ASSETS
Inventories                                                      17             543,777          545,700
Trade receivables                                                18             833,604          671,776
Other receivables                                                               296,047          372,586
Prepaid expenses and other assets                                               247,926          244,690
Cash and cash equivalents                                        20           2,080,174        3,771,043
                                                                           ------------     ------------

                                                                              4,001,528        5,605,795
                                                                           ------------     ------------
CURRENT LIABILITIES
Bank and other loans                                             21           7,096,846        5,240,726
Obligations under finance leases                                 22           1,297,855        1,566,698
Amounts due to related companies                                 19             929,003          525,090
Other liabilities                                                             1,019,811          646,989
Accounts payable                                                 23             928,093          532,480
Bills payable                                                                   438,135        1,299,680
Sales in advance of carriage                                                    466,087          390,531
Accrued expenses                                                              2,527,794        2,341,454
Taxes payable                                                                    89,954           78,145
                                                                           ------------     ------------

                                                                             14,793,578       12,621,793
                                                                           ------------     ------------

NET CURRENT LIABILITIES                                                     (10,792,050)      (7,015,998)
                                                                           ------------     ------------

TOTAL ASSETS LESS CURRENT LIABILITIES                                        24,268,517       24,566,254
                                                                           ------------     ------------

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP


                                                                                   2003             2002
                                                                Notes           RMB'000          RMB'000
LONG TERM LIABILITIES AND DEFERRED ITEMS
Bank and other loans                                             21           4,521,735        5,835,434
Obligations under finance leases                                 22           5,543,084        6,631,751
Provision for major overhauls                                    24             189,464          141,887
Deferred credits                                                                 46,554           48,095
Deferred taxation                                                16             398,305          779,234
                                                                           ------------     ------------

                                                                             10,699,142       13,436,401
                                                                           ------------     ------------

                                                                             13,569,375       11,129,853
                                                                           ============     ============
REPRESENTING:

SHARE CAPITAL                                                    25           4,374,178        3,374,178
RESERVES                                                         26           7,521,529        6,239,029
                                                                           ------------     ------------

SHAREHOLDERS' EQUITY                                                         11,895,707        9,613,207

MINORITY INTERESTS                                                            1,673,668        1,516,646
                                                                           ------------     ------------

                                                                             13,569,375       11,129,853
                                                                           ============     ============

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP


BALANCE SHEET
As at 31 December, 2003
(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

                                                                                   2003             2002
                                                                Notes           RMB'000          RMB'000
NON-CURRENT ASSETS
Fixed assets                                                     10          22,610,251       19,530,908
Construction in progress                                         11           1,532,462          615,511
Lease prepayments                                                               116,276           15,502
Interest in subsidiaries                                         12           1,445,831        1,406,010
Interest in associated companies                                 13             287,235          367,573
Interest in jointly controlled entities                          14             563,736          474,042
Other investments                                                               106,548          106,009
Lease and equipment deposits                                                  2,228,754        2,065,192
Deferred expenditure                                             15             240,514          272,636
                                                                           ------------     ------------

                                                                             29,131,607       24,853,383
                                                                           ------------     ------------
CURRENT ASSETS
Inventories                                                      17             213,219          118,134
Trade receivables                                                18             683,206          464,930
Other receivables                                                               222,438          239,601
Prepaid expenses and other assets                                               181,856          141,591
Cash and cash equivalents                                        20           1,404,874        2,960,337
                                                                           ------------     ------------

                                                                              2,705,593        3,924,593
                                                                           ------------     ------------

CURRENT LIABILITIES
Bank and other loans                                             21           5,958,968        3,479,322
Obligations under finance leases                                 22           1,297,855        1,566,698
Amounts due to related companies                                 19             870,682          358,077
Other liabilities                                                               854,057          411,218
Accounts payable                                                 23             745,888          296,989
Bills payable                                                                   438,135        1,299,680
Sales in advance of carriage                                                    405,851          340,457
Accrued expenses                                                              1,628,072        1,049,806
Tax payable                                                                      48,142           48,143
                                                                           ------------     ------------

                                                                             12,247,650        8,850,390
                                                                           ------------     ------------

NET CURRENT LIABILITIES                                                      (9,542,057)      (4,925,797)
                                                                           ------------     ------------

TOTAL ASSETS LESS CURRENT LIABILITIES                                        19,589,550       19,927,586
                                                                           ------------     ------------

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP



                                                                                   2003             2002
                                                                Notes           RMB'000          RMB'000
NON-CURRENT LIABILITIES AND DEFERRED ITEMS

Bank and other loans                                             21           3,670,499        4,628,372
Obligations under finance leases                                 22           5,543,084        6,631,751
Provision for major overhauls                                    24             130,992           63,389
Deferred credits                                                                  6,317            7,855
Deferred taxation                                                16              89,708          507,077
                                                                           ------------     ------------

                                                                              9,440,600       11,838,444
                                                                           ------------     ------------

NET ASSETS                                                                   10,148,950        8,089,142
                                                                           ============     ============

REPRESENTING:

SHARE CAPITAL                                                    25           4,374,178        3,374,178
RESERVES                                                         26           5,774,772        4,714,964
                                                                           ------------     ------------

SHAREHOLDERS' EQUITY                                                         10,148,950        8,089,142
                                                                           ============     ============

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP


CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
For the year ended 31 December, 2003
(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

                                            SHARE         SHARE         OTHER     RETAINED
                                          CAPITAL       PREMIUM      RESERVES     EARNINGS         TOTAL
                                          RMB'000       RMB'000       RMB'000      RMB'000       RMB'000
At 1 January, 2002                      3,374,178     3,813,659       687,174    1,346,652     9,221,663

Land use rights adjustment
  (Note 26(f))                                  -      (129,703)            -       12,970      (116,733)
Adjustments from adoption
  of new PRC accounting
  regulations (Note 26(c))                      -             -      (185,540)     185,540             -
Dividend paid (Note 8)                          -             -             -      (67,484)      (67,484)
Profit for the year                             -             -             -      575,761       575,761
Appropriations to reserves                      -             -        83,738      (83,738)            -
                                       ----------    ----------      --------   ----------   -----------

At 31 December, 2002                    3,374,178     3,683,956       585,372    1,969,701     9,613,207
                                       ==========    ==========      ========   ==========   ===========

At 1 January, 2003                      3,374,178     3,683,956       585,372    1,969,701     9,613,207

Issue of A shares (Note 25)             1,000,000     1,640,767             -            -     2,640,767
Loss for the year                               -             -             -     (358,267)     (358,267)
Appropriations to reserves                      -             -        24,969      (24,969)            -
                                       ----------    ----------      --------   ----------   -----------

At 31 December, 2003                    4,374,178     5,324,723       610,341    1,586,465    11,895,707
                                       ==========    ==========      ========   ==========   ===========

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP


CONSOLIDATED CASH FLOW STATEMENT
For the year ended 31 December, 2003
(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

                                                                                   2003             2002
                                                                Note            RMB'000          RMB'000
Cash inflows from operations                                    33(a)         3,074,718        4,762,923
  Interest received                                                              13,061           52,618
  Interest paid                                                                (923,901)      (1,051,027)
  Income tax paid                                                               (35,129)         (66,970)
                                                                           ------------     ------------

Net cash inflows from operating activities                                    2,128,749        3,697,544
                                                                           ------------     ------------

Investing activities:
  Proceeds from sale of fixed assets                                             57,077          825,197
  Proceeds from sale of investments                                                   -               68
  Dividends received from associated companies                                        -            3,093
  Decrease/(increase) in long term receivables                                    5,654             (943)
  Payment of lease and equipment deposits                                    (1,851,726)      (1,999,233)
  Refund of lease and equipment deposits                                      1,066,086        2,117,386
  Capital expenditures                                                       (4,706,740)      (6,351,030)
  Purchase of investments in equity securities                                   (1,065)          (6,721)
  Investment in associated company                                                    -         (136,500)
  Investments in jointly controlled entities                                     (2,999)        (295,670)
  Governmental subsidy for safety related
    capital expenditures                                                              -           40,240
  Effect of acquisition of subsidiaries                         33(c)                 -          (90,491)
                                                                           ------------     ------------

Net cash used in investing activities                                        (5,433,713)      (5,894,604)
                                                                           ------------     ------------

Net cash outflows before financing activities                                (3,304,964)      (2,197,060)
                                                                           ------------     ------------

Financing activities:
  Proceeds from A share issue,
    net of issuance costs                                                     2,640,767                -
  Proceeds from bank and other loans                                          8,913,992        6,996,780
  Repayment of bank and other loans                                          (8,371,362)      (2,194,630)
  Repayment of principal under finance
    lease obligations                                                        (1,555,390)      (1,546,185)
  Capital contribution received from
    minority shareholders                                                         1,050           10,625
  Dividends paid to shareholders                                                      -          (67,484)
  Dividends paid to minority shareholders                                       (14,962)         (48,866)
                                                                           ------------     ------------

Net cash inflows from financing activities                                    1,614,095        3,150,240
                                                                           ------------     ------------

(Decrease)/Increase in cash and cash equivalents                             (1,690,869)         953,180
Cash and cash equivalents at beginning of year                                3,771,043        2,817,863
                                                                           ------------     ------------

Cash and cash equivalents at end of year                                      2,080,174        3,771,043
                                                                           ============     ============

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP


NOTES TO THE FINANCIAL STATEMENTS
(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

1     BACKGROUND OF THE COMPANY

      China Southern Airlines Company Limited (the "Company") and its subsidiary companies (collectively the "Group") are principally engaged in the provision of domestic, Hong Kong regional and international passenger, cargo and mail airline services, with flights operating primarily from the Guangzhou Baiyun International Airport, which is both the main hub of the Group's route network and the location of its corporate headquarters.

      The Company was established in the People's Republic of China (the "PRC", "China" or the "State") on 25 March, 1995 as a joint stock limited company as part of the reorganisation (the "Reorganisation") of the Company's holding company, China Southern Air Holding Company ("CSAHC"). CSAHC is a state-owned enterprise under the supervision of the PRC central government.

      The Company's H Shares and American Depositary Shares ("ADS") (each ADS representing 50 H Shares) are listed on the Stock Exchange of Hong Kong Limited and the New York Stock Exchange, respectively since July 1997. In July 2003, the Company issued 1,000,000,000 A shares which are listed on the Shanghai Stock Exchange.

2     PRINCIPAL ACCOUNTING POLICIES

      (A)   STATEMENT OF COMPLIANCE

            The financial statements of the Group and the Company have been prepared in accordance with International Financial Reporting Standards ("IFRS") promulgated by the International Accounting Standards Board and the disclosure requirements of the Hong Kong Companies Ordinance. IFRS includes International Accounting Standards ("IAS") and related interpretations.

      (B)   BASIS OF PREPARATION

            The financial statements of the Group and the Company are prepared on the historical cost basis as modified by the revaluation of certain fixed assets. The accounting policies have been consistently applied by the Group and the Company and are consistent with those used in the previous year.

      (C)   BASIS OF CONSOLIDATION

            The consolidated financial statements of the Group include the financial statements of the Company and all of its subsidiaries made up to 31 December each year. Subsidiaries are those enterprises controlled by the Group. Control exists when the Group has the power, directly or indirectly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control effectively commences until the date that control effectively ceases.

            The results of subsidiaries are included in the consolidated profit and loss account and the share attributable to minority shareholders is deducted from or added to the consolidated profit after taxation. Losses attributable to minority shareholders of partly owned subsidiaries are accounted for based on the respective equity owned by the minority shareholders up to the amount of the capital contribution and reserves attributable to the minority shareholders. Thereafter, all further losses are assumed by the Company.

            All significant intercompany balances and transactions have been eliminated on consolidation.

      (D)   INTEREST-BEARING BORROWINGS

            Interest-bearing borrowings are recognised initially at cost, less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the profit and loss account over the period of the borrowings on an effective interest basis.

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP


      (E)   INVESTMENTS

            (i)   Investments in subsidiaries

                  Investments in subsidiaries in the Company's balance sheet are stated at cost less impairment losses (refer to accounting policy n).

            (ii) Investments in associated companies and jointly controlled entities

                  An associated company is an entity in which the Group or the
            Company has significant influence, but not control or joint control, over its management, including participating in the financial and operating policy decisions.

                  A jointly controlled entity is an entity which operates under a contractual agreement between the Group or the Company and other parties, where the contractual agreement establishes the Group or the Company and one or more of the other parties share joint control over the economic activity of the entity.

                  The consolidated profit and loss account includes the Group's share of the results of its associated companies and jointly controlled entities for the year. In the consolidated balance sheet, the investments in associated companies and jointly controlled entities are stated at the Group's attributable share of net assets. When the Group's share of losses exceeds the carrying amount of the associated company or jointly controlled entity, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred obligations in respect of the associated company or jointly controlled entity.

                  The results of associated companies and jointly controlled entities are included in the Company's profit and loss account to the extent of dividends received and receivable, providing such dividends are in respect of a period ending on or before that of the Company and the Company's right to receive the dividend is established before 31 December each year. In the Company's balance sheet, investments in associated companies and jointly controlled entities are stated at cost, less impairment losses (refer to accounting policy n).

            (iii) Other investments

                  Other investments are stated at cost less impairment losses
            (refer to accounting policy n). Other investments represent unquoted available-for-sale equity securities of companies established in the PRC. There is no quoted market price for such equity securities and accordingly a reasonable estimate of the fair value could not be made without incurring excessive costs.

      (F)   FIXED ASSETS AND DEPRECIATION

            Fixed assets are stated at cost or revalued amount less accumulated depreciation and impairment losses (refer to accounting policy n). Revaluations are performed periodically to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date.

            Depreciation is provided to write off the cost, or revalued amount where appropriate, of the fixed assets over their estimated useful lives on a straight line basis, after taking into account their estimated residual values, as follows:

                                                                DEPRECIABLE LIFE      RESIDUAL VALUE
            Buildings                                             15 to 40 years                 Nil
            Owned and leased aircraft                              8 to 15 years              28.75%
            Other flight equipment
              - Jet engines                                        8 to 15 years                  3%
              - Others, including rotable spares                   8 to 15 years                 Nil
            Machinery and equipment                                5 to 10 years                  3%
            Vehicles                                                     6 years                  3%

            No depreciation is provided in respect of construction in progress.

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP


      (G)   LEASED ASSETS

            Flight equipment under finance leases is stated at an amount equal to lower of its fair value and the present value of minimum lease payments at inception of the lease, and is amortised on a straight line basis over the shorter of the lease term or estimated useful life of the asset to residual value. In cases where title to the asset will be acquired by the Group at the end of the lease, the asset is amortised on a straight line basis over the estimated useful life of the asset to its residual value.

            Amounts payable in respect of finance leases are apportioned between interest charges and reductions of obligations based on the interest rates implicit in the leases. Interest charges are included in the profit and loss account to provide a constant periodic rate of charge over the lease term.

            Gains on aircraft sale and leaseback transactions which result in finance leases are deferred and amortised over the terms of the related leases. Gains on other aircraft sale and leaseback transactions are recognised as income immediately if the transactions are established at fair value. Any excess of the sales price over fair value is deferred and amortised over the period the assets are expected to be used.

            Operating lease payments are charged to the profit and loss account on a straight line basis over the terms of the related leases.

      (H)   CONSTRUCTION IN PROGRESS

            Construction in progress represents office buildings, various infrastructure projects under construction and equipment pending installation, and is stated at cost. Cost comprises direct costs of construction as well as interest charges during the periods of construction and installation. Capitalisation of these costs ceases and the construction in progress is transferred to fixed assets when the asset is substantially ready for its intended use, notwithstanding any delays in the issue of the relevant commissioning certificates by the relevant PRC authorities.

      (I)   LEASE PREPAYMENTS

            Lease prepayments represent the purchase costs of land use rights and are amortised on a straight line basis over the period of land use rights (Note 26).

      (J)   INVENTORIES

            Inventories, which consist primarily of expendable spare parts and supplies, are stated at cost less any applicable provision for obsolescence, and are expensed when used in operations. Cost represents the average unit cost. Inventories held for disposal is stated at the lower of cost and net realisable value. Net realisable value represents estimated resale price.

      (K)   TRADE AND OTHER RECEIVABLES

            Trade and other receivables are stated at cost less impairment losses. Impairment losses are established based on evaluation of the recoverability of these accounts at the balance sheet date.

      (L)   DEFERRED EXPENDITURE

            Custom duties and other direct costs in relation to modifying, introducing and certifying certain operating leased aircraft are deferred and amortised over the terms of the related leases.

            Lump sum housing benefits payable to employees of the Group are deferred and amortised on a straight line basis over a period of 10 years, which represents the benefit vesting period of the employees.

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP


      (M)   CASH AND CASH EQUIVALENTS

            Cash and cash equivalents consist of cash in hand and balances with banks and other financial institutions with an original maturity within three months. For the purpose of the consolidated cash flow statement, cash and cash equivalents are presented net of bank overdrafts, if any.

      (N)   IMPAIRMENT LOSS

            The carrying amounts of the Group's and the Company's assets, other than inventories (refer to accounting policy j) and deferred tax assets (refer to accounting policy u) are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. The recoverable amount is the greater of the net selling price and the value in use. In determining the value in use, expected future cash flows generated by the asset are discounted to their present value. The amount of the reduction is recognised as an expense in the profit and loss account.

            The Group and the Company assess at each balance sheet date whether there is any indication that an impairment loss recognised for an asset in prior years may no longer exist. An impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. A subsequent increase in the recoverable amount of an asset, when the circumstances and events that led to the write-down or write-off cease to exist, is recognised as income. The reversal is reduced by the amount that would have been recognised as depreciation had the write-down or write-off not occurred.

      (O)   DEFERRED CREDITS

            In connection with the acquisition or operating lease of certain aircraft and engines, the Group receives various credits. Such credits are deferred until the aircraft and engines are delivered, at which time they are either applied as a reduction of the cost of acquiring the aircraft and engines, resulting in a reduction of future depreciation, or amortised as a reduction of rental expense for aircraft and engines under operating leases.

      (P)   REVENUE RECOGNITION

            Passenger, cargo and mail revenues are recognised when the transportation is provided. Ticket sales for transportation not yet provided are included in current liabilities as sales in advance of carriage. Revenues from airline-related business are recognised when services are rendered. Revenue is stated net of sales tax and contributions to the CAAC Infrastructure Development Fund.

            Interest income is recognised as it accrues unless collectability is in doubt. Dividend income is recognised when the Group's right to receive the dividend is established.

            Operating lease income is recognised on a straight line basis over the terms of the respective leases.

      (Q)   TRAFFIC COMMISSIONS

            Traffic commissions are expensed when the transportation is provided and the related revenue is recognised. Traffic commissions for transportation not yet provided are recorded on the balance sheet as a prepaid expense.

      (R)   MAINTENANCE AND OVERHAUL COSTS

            Routine maintenance and repairs and overhauls in respect of owned aircraft and aircraft held under finance leases are expensed in the profit and loss account as and when incurred. In respect of aircraft held under operating leases, a provision is made over the lease term for the estimated cost of scheduled overhauls required to be performed on the related aircraft prior to their return to the lessors.

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP


      (S)   TRANSLATION OF FOREIGN CURRENCIES

            Foreign currency transactions during the year are translated into Renminbi at the applicable rates of exchange prevailing on the transaction dates.

            Foreign currency monetary balances at the balance sheet date are translated into Renminbi at the exchange rates quoted by the People's Bank of China ruling at that date. Exchange differences are dealt with in the profit and loss account.

      (T)   BORROWING COSTS

            Borrowing costs are expensed in the profit and loss account as and when incurred, except to the extent that they are capitalised as being directly attributable to the acquisition or construction of an asset which necessarily takes a substantial period of time to get ready for its intended use.

      (U)   DEFERRED TAXATION

            Deferred tax is provided using the balance sheet liability method on all temporary differences between the carrying amounts for financial reporting purposes and the amounts used for taxation purposes, except differences relating to the initial recognition of assets or liabilities which affect neither accounting nor taxable profit/loss.

            The tax value of losses expected to be available for utilisation against future taxable income is recognised as a deferred tax asset and offset against the deferred tax liability attributable to the same legal tax unit and jurisdiction. Net deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

      (V)   RETIREMENT BENEFITS

            Contributions to retirement schemes and additional retirement benefits paid to retired employees are charged to the profit and loss account as and when incurred.

      (W)   FREQUENT FLYER AWARD PROGRAMMES

            The Group maintains two frequent flyer award programmes, namely, the China Southern Airlines Sky Pearl Club and the Egret Mileage Plus, which provide travel awards to members based on accumulated mileage. The estimated incremental cost to provide free travel is recognised as an expense and accrued as a current liability as members accumulate mileage. As members redeem awards or their entitlements expire, the incremental cost liability is reduced accordingly to reflect the acquittal of the outstanding obligations.

            Revenue from mileage sales to third parties under the frequent flyer award programmes is recognised when the related transportation services are provided.

      (X)   PROVISIONS

            A provision is recognised in the balance sheet when the Group has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligations. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

      (Y)   RELATED PARTIES

            For the purposes of these financial statements, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or entities.

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP


      (Z)   SEGMENTAL REPORTING

            The Group operates principally as a single business segment for the provision of air transportation services. The analysis of turnover and operating profit by geographical segment is based on the following criteria:

            (i) Traffic revenue from domestic services within the PRC (excluding Hong Kong) is attributed to the domestic operation. Traffic revenue from inbound/outbound services between the PRC and Hong Kong, and the PRC and overseas destinations is attributed to the Hong Kong regional operation and international operation respectively.

            (ii) Other revenue from ticket selling, general aviation and ground services, air catering and other miscellaneous services is attributed on the basis of where the services are performed.

      (AA)  USE OF ESTIMATES

            The preparation of the financial statements of the Group and the Company in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP


3     TURNOVER

      Turnover comprises revenues from airline and airline-related business and is stated net of sales tax and contributions to the CAAC Infrastructure Development Fund. An analysis of turnover is as follows:

                                                                 2003                2002
                                                              RMB'000             RMB'000
      Traffic revenue
      Passenger                                            15,009,885          15,695,622
      Cargo and mail                                        1,954,915           1,786,270
                                                           ----------          ----------

                                                           16,964,800          17,481,892
                                                           ----------          ----------

      Other operating revenue
      Commission income                                       140,180             137,928
      General aviation income                                  40,309              68,225
      Ground services income                                   99,130              78,616
      Air catering income                                      30,756              38,077
      Net income from lease arrangements (Note 10)             69,121              51,682
      Rental income                                            40,307                  -
      Aircraft lease income                                        -               46,640
      Other                                                    85,520             115,560
                                                           ----------          ----------

                                                              505,323             536,728
                                                           ----------          ----------

                                                           17,470,123          18,018,620
                                                           ==========          ==========

      Pursuant to various sales tax rules and regulations, the Group is required to pay sales tax to national and local tax authorities at the following rates:

      TYPES OF REVENUE               APPLICABLE SALES TAX RATES
      Traffic revenue                3% (2002: 3%) of traffic revenue, except
                                     for the period from 1 May, 2003 to 31
                                     December, 2003 during which passenger
                                     revenue was exempted from sales tax. All
                                     inbound international and Hong Kong
                                     regional flights are exempted from sales
                                     tax.

      Other operating revenue        3% (2002: 3%) of commission income, general
                                     aviation income and ground services income,
                                     and 3% to 5% (2002: 3% to 5%) of other
                                     operating revenue.

      Sales tax incurred during the year ended 31 December, 2003, netted off against revenue, amounted to RMB205,925,000 (2002: RMB557,784,000). In addition, the Group is required to pay contributions to the CAAC Infrastructure Development Fund which are calculated at the rates of 5% and 2%, respectively (2002: 5% and 2%, respectively) of the domestic and international/Hong Kong regional traffic revenue, except for the period from 1 May, 2003 to 31 December, 2003 during which the Group was exempted from paying the contributions. Contributions to the CAAC Infrastructure Development Fund payable by the Group for the year ended 31 December, 2003 totalled RMB250,802,000 (2002:
RMB798,386,000).

      Pursuant to approval documents issued by the CAAC, the Group imposes a fuel surcharge on passengers carried by its domestic and Hong Kong regional flights at certain prescribed rates on ticket fares. The fuel surcharge forms part of the traffic revenue of the Group. For the year ended 31 December, 2003, the fuel surcharge revenue of the Group totalled approximately RMB740 million (2002: RMB554 million).

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP


4     (LOSS)/PROFIT BEFORE TAXATION AND MINORITY INTERESTS

                                                                                           2003                2002
                                                                                        RMB'000             RMB'000
      (Loss)/profit before taxation and minority interests is arrived at after charging:

      Operating expenses
      Jet fuel                                                                        3,866,932           3,519,005
      Aircraft maintenance                                                            2,376,635           2,134,705
      Routes                                                                          4,363,277           4,297,767
      Depreciation
        - owned assets                                                                1,502,013           1,301,601
        - assets held under finance leases                                              495,869             537,692
      Amortisation of deferred expenditure                                               40,089                 578
      Operating lease charges
        - aircraft and other flight equipment                                         1,536,466           1,416,524
        - buildings                                                                     135,528             129,982
      Staff costs
        - salaries, wages and welfare                                                 1,496,191           1,538,617
        - contributions to retirement schemes                                           150,447             131,622
      Office and administration                                                         470,565             452,432
      Auditors' remuneration                                                              8,200               8,200
      Other                                                                             572,182             523,818
                                                                                     ----------          ----------

                                                                                     17,014,394          15,992,543
                                                                                     ----------          ----------

      Interest expense
      Interest on bank and other loans wholly
        repayable within five years                                                     288,293             335,953
      Interest on other loans                                                           176,026             142,679
      Finance charges on obligations under finance leases                               442,483             544,747
      Less:  Borrowing costs capitalised (Note)                                         (83,077)            (64,186)
                                                                                     ----------          ----------

      Net interest expense                                                              823,725             959,193
                                                                                     ----------          ----------

      and after crediting:

      Amortisation of gains on sale and leaseback transactions                               -                2,579
      Dividend income from unlisted investments                                          17,220               7,116
                                                                                     ==========          ==========

      Note: The borrowing costs have been capitalised at rates ranging 1.62% to 5.46% per annum (2002: 5.70%).

      The (loss)/profit attributable to shareholders for the year ended 31 December, 2003 includes a loss of RMB580,959,000 (2002: profit of RMB381,305,000) which has been dealt with in the financial statements of the Company.

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP


5     (LOSS)/GAIN ON SALE OF FIXED ASSETS

      (Loss)/gain on sale of fixed assets represents:

                                                                   2003             2002
                                                                RMB'000          RMB'000
      Aircraft (Note)                                           (20,405)         199,394
      Staff quarters (Note 28)                                       -           (17,624)
      Flight equipment and other fixed assets                    (1,812)         (11,030)
                                                                -------          -------

                                                                (22,217)         170,740
                                                                =======          =======

      Note: During 2003, the Group incurred a loss of RMB20,405,000 on early retirement of two old Boeing 737-200 aircraft.

            Pursuant to certain sale and leaseback arrangements, the Group sold four Boeing 757-200 aircraft during 2002 to independent third parties and then entered into operating leases with such parties to lease back the aircraft for a period of eight to nine years. For the year ended 31 December, 2002, the Group recognised a profit of RMB199,394,000, being the excess of the sale proceeds which approximated the aircraft's fair value on the date of disposal, over the aircraft's net book value and related disposal costs.

6     EMOLUMENTS OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

      (A)   DIRECTORS' AND SUPERVISORS' EMOLUMENTS

                                                                    2003                2002
                                                                 RMB'000             RMB'000
            Fees                                                     203                 103
            Salaries, allowances and benefits in kind              1,244                 970
            Retirement benefits                                       98                  67
            Bonuses                                                  943                 264
                                                                   -----               -----

                                                                   2,488               1,404
                                                                   =====               =====

            Included in the above were fees of RMB203,000 (2002: RMB103,000) paid to non-executive independent directors during the year.

            An analysis of directors' and supervisors' emoluments by number of individuals and emolument ranges is as follows:

                                                                    2003                2002
                                                                  Number              Number
            Nil to HK$1,000,000 (RMB1,066,000 equivalent)             18                  14
                                                                   =====               =====

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP


      (B)   SENIOR MANAGEMENT'S EMOLUMENTS

            Details of emoluments paid to the five highest paid individuals (including directors and supervisors) of the Group during the year are as follows:

                                                                    2003                2002
                                                                 RMB'000             RMB'000
            Salaries, allowances and benefits in kind              1,701               1,496
            Retirement benefits                                       25                  24
                                                                   -----               -----

                                                                   1,726               1,520
                                                                   =====               =====

            An analysis of emoluments paid to the five highest paid individuals (including directors and supervisors) by number of individuals and emolument ranges is as follows:

                                                                    2003                2002
                                                                  Number              Number
            Directors and supervisors                                  -                   1
            Employees                                                  5                   4
                                                                   -----               -----

                                                                       5                   5
                                                                   =====               =====

            Nil to HK$1,000,000 (RMB1,066,000 equivalent)              5                   5
                                                                   =====               =====

7     TAXATION (CREDIT)/EXPENSE

      Taxation (credit)/expense in the consolidated profit and loss account comprises:

                                                                    2003                2002
                                                                 RMB'000             RMB'000
      PRC income tax                                              46,938              71,651
      Share of taxation of associated companies                    3,342               9,424
      Share of taxation of jointly controlled entities             6,372                  -
                                                                --------             -------

                                                                  56,652              81,075

      Deferred taxation (Note 16)
        - current year                                            11,208             317,152
        - adjustment for change in income tax rate              (392,137)                 -
                                                                --------             -------

      Taxation (credit)/expense                                 (324,277)            398,227
                                                                ========             =======

      On 17 October, 2003, the Company's registered address was moved to Guangzhou Economic & Technology Development Zone. In accordance with the Rules and Regulations for Implementation of Income Tax for Foreign Investment Enterprises and Foreign Enterprises of the PRC and a taxation approval document "Guangzhou Municipal State Tax Bureau Suo De Shui Zi Que 020043", the Company is entitled to enjoy the preferential tax policy implemented in the Guangzhou Economic & Technology Development Zone effective 1 October, 2003. As a result, the Company's income tax rate has been changed to 15% from 33% beginning from that date.

      As a result of the reduction in income tax rate, the Company's net deferred taxation liability balance brought forward from 31 December, 2002 of RMB507,077,000 was reduced by RMB392,137,000 and a net deferred tax credit of RMB392,137,000 was recognised for such reduction in income tax rate in the consolidated profit and loss account for the year ended 31 December, 2003.

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP


      In respect of the Group's overseas airline activities, the Group has either obtained exemptions from overseas taxation pursuant to the bilateral aviation agreements between the overseas governments and PRC government, or has sustained tax losses in these overseas jurisdictions. Accordingly, no provision for overseas tax has been made for the year (2002: nil).

      Actual taxation amount in the consolidated profit and loss account differed from the amount computed by applying the PRC income tax rate of 15% to consolidated (loss)/profit before taxation and minority interests as a result of the following:

                                                                                        2003                2002
                                                                                     RMB'000             RMB'000
      Consolidated (loss)/profit before taxation and minority interests             (511,610)          1,139,099
                                                                                    ========           =========

      Expected PRC income tax (credit)/expense at 15% (2002: 33%)                    (76,742)            375,903

      Adjustments:
        Gains on sale and leaseback transactions and their amortisation                   -                 (851)
        Effect of change in income tax rate                                         (392,137)                 -
        Rate differential on subsidiaries                                                 -              (60,530)
        Non-deductible expenses                                                       79,907              61,454
        Other, net                                                                    64,695              22,251
                                                                                    --------           ---------

                                                                                    (324,277)            398,227
                                                                                    ========           =========

      In accordance with relevant PRC tax regulations, a PRC lessee is liable to pay PRC withholding tax in respect of any lease payments regularly made to an overseas lessor. Depending on the circumstances, this tax is generally imposed at a fixed rate ranging from 10% to 20% of the lease payments, or in certain cases, the interest components of such payments. Pursuant to an approval document from the State Tax Bureau, lease arrangements executed prior to 1 September, 1999 are exempted from PRC withholding tax.

      For the year ended 31 December, 2003, the PRC withholding tax payable by the Group in respect of the leases executed on or after 1 September, 1999 of RMB7,706,000 (2002: RMB14,305,000) has been included as part of the operating lease charges for the year.

8     DIVIDENDS

      No interim dividend was paid during the year ended 31 December, 2003 (2002: Nil).

      The board of directors of the Company does not recommend the payment of a final dividend in respect of the year ended 31 December, 2003.

      A final dividend of RMB0.02 per share totalling RMB67,484,000 in respect of the year ended 31 December, 2001 was approved and paid during 2002.

9     BASIC (LOSS)/EARNINGS PER SHARE

      The calculation of basic (loss)/earnings per share is based on the consolidated loss attributable to shareholders of RMB358,267,000 (2002: profit of RMB575,761,000) and the weighted average number of shares in issue during the year of 3,831,712,000 (2002: 3,374,178,000).

      The amount of diluted (loss)/earnings per share is not presented as there were no dilutive potential ordinary shares in existence for both years.

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP


10    FIXED ASSETS

                                                                                         OTHER FLIGHT
                                                                             AIRCRAFT      EQUIPMENT,    MACHINERY,
                                                                           HELD UNDER       INCLUDING     EQUIPMENT
                                                                              FINANCE         ROTABLE           AND
                                               BUILDINGS         OWNED         LEASES          SPARES      VEHICLES         TOTAL
                                                 RMB'000       RMB'000        RMB'000         RMB'000       RMB'000       RMB'000
      (A)       THE GROUP

            Cost or valuation:
              At 1 January, 2003               3,160,073    13,510,717     11,459,978       6,283,470     1,782,400    36,196,638
              Exchange adjustments                16,572            -              -               -         36,851        53,423
              Reclassification on exercise
                of purchase options                   -        997,403       (997,403)             -             -             -
              Additions                           11,382     2,818,475             -          558,594       137,307     3,525,758
              Transferred from
                construction in progress         133,839            -              -               -         12,255       146,094
              Disposals                          (34,273)     (104,235)            -               -        (38,540)     (177,048)
                                               ---------    ----------      ---------       ---------       -------    ----------

            At 31 December, 2003               3,287,593    17,222,360     10,462,575       6,842,064     1,930,273    39,744,865
                                               ---------    ----------      ---------       ---------       -------    ----------

            Representing:
              Cost                             2,932,399    10,993,419      6,123,034       4,667,887     1,446,235    26,162,974
              Valuation - 1996                   355,194     6,228,941      4,339,541       2,174,177       484,038    13,581,891
                                               ---------    ----------      ---------       ---------       -------    ----------

                                               3,287,593    17,222,360     10,462,575       6,842,064     1,930,273    39,744,865
                                               ---------    ----------      ---------       ---------       -------    ----------

            Accumulated depreciation:
              At 1 January, 2003                 476,867     2,145,849      2,499,495       3,177,253       976,345     9,275,809
              Exchange adjustments                 2,892            -              -               -         30,129        33,021
              Reclassification on exercise
                of purchase options                   -        389,958       (389,958)             -             -             -
              Charge for the year                128,776       710,509        495,869         467,202       195,526     1,997,882
              Written back on disposal           (14,740)      (54,555)            -               -        (28,459)      (97,754)
                                               ---------    ----------      ---------       ---------       -------    ----------

            At 31 December, 2003                 593,795     3,191,761      2,605,406       3,644,455     1,173,541    11,208,958
                                               ---------    ----------      ---------       ---------       -------    ----------

            Net book value:
              At 31 December, 2003             2,693,798    14,030,599      7,857,169       3,197,609       756,732    28,535,907
                                               =========    ==========      =========       =========       =======    ==========

              At 31 December, 2002             2,683,206    11,364,868      8,960,483       3,106,217       806,055    26,920,829
                                               =========    ==========      =========       =========       =======    ==========

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP


                                                                                      OTHER FLIGHT
                                                                         AIRCRAFT       EQUIPMENT,    MACHINERY,
                                                                         HELD UNDER     INCLUDING     EQUIPMENT
                                                                          FINANCE        ROTABLE        AND
                                           BUILDINGS         OWNED         LEASES         SPARES      VEHICLES        TOTAL
                                            RMB'000         RMB'000       RMB'000        RMB'000       RMB'000       RMB'000
(B) THE COMPANY
       Cost or valuation:
         At 1 January, 2003                 1,036,612       9,053,359    11,459,978      3,941,880       895,562    26,387,391
         Reclassification on exercise
           of purchase options                     --         997,403      (997,403)            --            --            --
         Additions                              2,228       2,818,475            --        455,763        87,555     3,364,021
         Additions through transfer
           of fixed assets upon
           dissolution of subsidiary          514,197              --            --        998,215       217,272     1,729,684
         Transferred from construction
           in progress                         91,018              --            --             --         8,228        99,246
         Disposals                               (347)             --            --             --       (20,178)      (20,525)
                                          -----------     -----------   -----------    -----------   -----------   -----------

       At 31 December, 2003                 1,643,708      12,869,237    10,462,575      5,395,858     1,188,439    31,559,817
                                          -----------     -----------   -----------    -----------   -----------   -----------

       Representing:
         Cost                               1,449,476       8,255,920     6,123,034      3,570,949       924,558    20,323,937
         Valuation - 1996                     194,232       4,613,317     4,339,541      1,824,909       263,881    11,235,880
                                          -----------     -----------   -----------    -----------   -----------   -----------

                                            1,643,708      12,869,237    10,462,575      5,395,858     1,188,439    31,559,817
                                          -----------     -----------   -----------    -----------   -----------   -----------

       Accumulated depreciation:
         At 1 January, 2003                   176,841       1,327,363     2,499,495      2,387,634       465,150     6,856,483
         Reclassification on exercise
           of purchase options                     --         389,958      (389,958)            --            --            --
         Charge for the year                   72,980         514,000       495,869        373,896       116,207     1,572,952
         Additions through transfer
           of fixed assets upon
           dissolution of subsidiary           73,772              --            --        311,097       153,358       538,227
         Written back on disposal                 (23)             --            --             --       (18,073)      (18,096)
                                          -----------     -----------   -----------    -----------   -----------   -----------

       At 31 December, 2003                   323,570       2,231,321     2,605,406      3,072,627       716,642     8,949,566
                                          -----------     -----------   -----------    -----------   -----------   -----------

       Net book value:
         At 31 December, 2003               1,320,138      10,637,916     7,857,169      2,323,231       471,797    22,610,251
                                          ===========     ===========   ===========    ===========   ===========   ===========


         At 31 December, 2002                 859,771       7,725,996     8,960,483      1,554,246       430,412    19,530,908
                                          ===========     ===========   ===========    ===========   ===========   ===========


      Substantially all of the Group's buildings are located in the PRC. The Group was formally granted the rights to use the twenty one parcels of land in Guangzhou, Shenzhen, Zhuhai, Beihai, Changsha, Shantou, Haikou, Zhengzhou, Guiyang and Wuhan by the relevant PRC authorities for a period of 30 to 70 years, which expire between 2020 and 2068. For other land in the PRC on which the Group's buildings are erected, the Group was formally granted the rights to use such land for periods of one to five years commencing in the second quarter of 1997 pursuant to various lease agreements between the Company and CSAHC. The leases with initial one-year term are automatically renewable for another one-year period unless the Group gives appropriate notice of termination. In this connection, rental payments totalling RMB15,224,000 (2002: RMB15,224,000) were paid to CSAHC during 2003 in respect of these leases.

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP

      During the year, the Company entered into operating lease arrangements to lease certain flight training facilities and buildings to Zhuhai Xiang Yi Aviation Technology Company Limited ("Zhuhai Xiang Yi"), a jointly controlled entity of the Company. The leases with initial one-year term are automatically renewable for another one year unless either party gives appropriate notice of termination. In this connection, rental income totalling RMB34,175,000 was received by the Company during 2003 in respect of the leases. As at 31 December, 2003, the cost and accumulated depreciation of the relevant fixed assets totalled RMB787,432,000 and RMB462,281,000 respectively. As at 31 December, 2003, the Company's rental receivable in respect of the leases due in 2004 amounted to RMB34,175,000.

      In compliance with the PRC rules and regulations governing initial public offering of shares by PRC joint stock limited companies, the fixed assets of the Group as at 31 December, 1996 were revalued. This revaluation was conducted by Guangzhou Assets Appraisal Corp. ("GAAC"), a firm of independent valuers registered in the PRC, on a depreciated replacement cost basis, and approved by the China State-owned Assets Administration Bureau.

      In accordance with IAS 16 "Property, plant and equipment", subsequent to the 1996 revaluation, which was based on replacement costs, the fixed assets of the Group are carried at revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and impairment losses. Revaluation is performed periodically to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date. In accordance with the revaluation performed by the directors in respect of fixed assets held by the Group as at 31 December, 2000, the carrying amounts of fixed assets did not differ materially from their respective fair value.

      The effect of the above revaluation was to increase future annual depreciation charges of the Group by approximately RMB33,000,000 (2002:
RMB33,000,000). Had the fixed assets of the Group and the Company been stated at cost, that is, the effect of the revaluation was excluded, the net book values of fixed assets of the Group and the Company as at 31 December, 2003 would have been approximately RMB28,522,787,000 and RMB22,793,781,000 respectively (2002:
RMB26,874,709,000 and RMB19,440,211,000 respectively), made up as follows:

                                                    THE GROUP                              THE COMPANY
                                            2003                2002                2003                2002
                                           RMB'000             RMB'000             RMB'000             RMB'000
Buildings                                 3,109,988           2,982,468           1,610,075           1,002,979
Aircraft
  - owned                                18,344,930          14,694,256          13,657,746           9,841,868
  - held under finance leases            10,942,131          11,939,534          10,942,131          11,939,534
Flight equipment and others               9,634,146           8,927,679           6,910,210           5,163,355
                                         ----------          ----------          ----------          ----------


                                         42,031,195          38,543,937          33,120,162          27,947,736

Less:  Accumulated depreciation          13,508,408          11,669,228          10,326,381           8,507,525
                                         ----------          ----------          ----------          ----------

                                         28,522,787          26,874,709          22,793,781          19,440,211
                                         ==========          ==========          ==========          ==========


      As at 31 December, 2003, certain aircraft of the Group and the Company with an aggregate carrying value of approximately RMB14,575,906,000 and RMB12,795,867,000 respectively (2002: RMB14,782,559,000 and RMB12,893,592,000, respectively) were mortgaged under certain loan and lease agreements (see Notes 21 and 22).

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP

      The Company entered into two separate arrangements (the "Arrangements") with certain independent third parties during each of 2002 and 2003. Under each of the Arrangements, the Company sold an aircraft and then immediately leased back the aircraft for an agreed period. As agreed, the lease payment obligations, with pre-determined net present value, are to be satisfied solely out of the sale proceeds and such amount has been placed irrevocably by the Company in form of deposits and debt securities in favour of the lessors. The Company has an option to purchase the aircraft at a pre-determined date and an agreed purchase price to be satisfied by the balances of the deposits and debt securities outstanding at that date. In the event that the lease agreement is early terminated by the Company, the Company is liable to pay a pre-determined penalty to the lessor. As long as the Company complies with the lease agreements, the Company is entitled to the continued possession and operation of the aircraft. Since the Company retains substantially all risks and rewards incident to ownership of the aircraft and enjoys substantially the same rights to their use as before the Arrangements, no adjustment has been made to the fixed assets. As at 31 December, 2003, the net present value of the lease commitments and the corresponding defeased deposits and debt securities amounted to RMB2,409,252,000 (2002: RMB1,322,843,000). As a result of the Arrangements, the Company received net cash benefits of RMB51,682,000 and RMB69,121,000 in 2002 and 2003 respectively which have been recognised as income for the respective years.

11    CONSTRUCTION IN PROGRESS

      Construction in progress comprises expenditure incurred on the construction of buildings and other operating facilities not yet substantially completed at 31 December, 2003, details as follows:

                                              2003               2002
                                             RMB'000            RMB'000
THE COMPANY

Guangzhou new airport base                  1,378,063            432,580
Hubei catering building                        27,911             23,407
Zhengzhou ticket selling office                22,016             21,988
Material and engineering system                21,066             21,063
Henan office building                          13,986              3,717
Guangzhou ticket selling office                    --             45,988
Other                                          69,420             66,768
                                            ---------          ---------

                                            1,532,462            615,511
                                            ---------          ---------

SUBSIDIARIES

Guangzhou new cargo centre                     67,697                 --
Fuzhou Chang Le airport facilities             14,244             14,839
Other                                          15,286             31,002
                                            ---------          ---------

                                               97,227             45,841
                                            ---------          ---------

                                            1,629,689            661,352
                                            =========          =========

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP

12    INTEREST IN SUBSIDIARIES

                                                                THE COMPANY
                                                           2003               2002
                                                         RMB'000            RMB'000
Unlisted shares/capital contributions, at cost            977,540          1,086,793
Amounts due from subsidiaries                             468,291            319,217
                                                        ---------          ---------

                                                        1,445,831          1,406,010
                                                        =========          =========


      In March 2003, China Southern Airlines (Group) Shenzhen Co., a wholly owned subsidiary of the Company, was dissolved in March 2003. Its operation and respective assets and liabilities were transferred to the Company since then. No material gains or losses were incurred by the Group on dissolution of the subsidiary.

      Details of the Company's subsidiaries are set out in Note 36.

13    INTEREST IN ASSOCIATED COMPANIES

                                                         THE GROUP                          THE COMPANY
                                                   2003              2002              2003               2002
                                                 RMB'000           RMB'000           RMB'000            RMB'000
Share of attributable net assets
  other than goodwill                             422,201           692,026                --                 --
Unlisted capital contributions, at cost                --                --           348,502            428,840
Impairment loss for investment
  in associated company                                --                --           (61,267)           (61,267)
                                                 --------          --------          --------           --------

                                                  422,201           692,026           287,235            367,573
                                                 ========          ========          ========           ========


      Details of the Group's associated companies are set out in Note 37.

14    INTEREST IN JOINTLY CONTROLLED ENTITIES

                                                        THE GROUP                        THE COMPANY
                                                  2003             2002             2003             2002
                                                 RMB'000          RMB'000          RMB'000          RMB'000
Share of attributable net assets
  other than goodwill                            731,323          461,962               --               --
Unlisted capital contributions, at cost               --               --          563,736          474,042
                                                 -------          -------          -------          -------

                                                 731,323          461,962          563,736          474,042
                                                 =======          =======          =======          =======


      Details of the Company's jointly controlled entities are set out in Note
37.

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP

      An analysis of the Group's attributable share of assets, liabilities, revenues and expenses of the jointly controlled entities is set out below:

                                   2003               2002
                                  RMB'000            RMB'000
Non-current assets                606,185            290,088
Current assets                    618,799            326,712
Non-current liabilities          (235,718)                --
Current liabilities              (257,943)          (154,838)
                                 --------           --------

Net assets                        731,323            461,962
                                 ========           ========

Income                            486,049                 --
Expenses                         (525,544)            (3,352)
                                 --------           --------

Net loss                          (39,495)            (3,352)
                                 ========           ========


15    DEFERRED EXPENDITURE

      Deferred expenditure mainly comprises custom duties and other direct costs incurred in respect of the Group's operating leased aircraft upon the inception of the respective leases, and lump sum housing benefits provided to eligible employees of the Group:

                                                     THE GROUP                         THE COMPANY
                                                2003             2002             2003             2002
                                              RMB'000          RMB'000          RMB'000          RMB'000
Custom duties and other direct costs           60,135          257,509           36,551          168,265
Lump sum housing benefits (Note 28)           260,000          260,000          260,000          260,000
                                              -------          -------          -------          -------

                                              320,135          517,509          296,551          428,265

Less:  Accumulated amortisation                71,282          234,206           56,037          155,629
                                              -------          -------          -------          -------

                                              248,853          283,303          240,514          272,636
                                              =======          =======          =======          =======


16    DEFERRED TAXATION

      Movements in net deferred tax liabilities are as follows:

                                                            THE GROUP                            THE COMPANY
                                                    2003               2002               2003               2002
                                                   RMB'000            RMB'000            RMB'000            RMB'000
Balance at 1 January,                             (779,234)          (519,577)          (507,077)          (293,991)
Land use rights adjustment (Note 26(f))                 --             57,495                 --             57,495
Transferred from profit and loss account
  (Note 7)
  - current year                                   (11,208)          (317,152)            25,232           (270,581)
  - adjustment for change in income
      tax rate                                     392,137                 --            392,137                 --
                                                  --------           --------           --------           --------

Balance at 31 December,                           (398,305)          (779,234)           (89,708)          (507,077)
                                                  ========           ========           ========           ========

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP

      The net deferred tax liabilities at 31 December, 2003 were made up of the following taxation effects:

                                                            THE GROUP                               THE COMPANY
                                                    2003                 2002                 2003                 2002
                                                   RMB'000              RMB'000              RMB'000              RMB'000
Deferred tax assets:
  Tax losses                                        222,936              149,338              222,936              149,338
  Repairs and maintenance accruals                   87,608               63,896               93,097               69,385
  Repair charges capitalised                        261,312              319,697              199,292              259,147
  Accrued expenses                                   18,883              311,893               18,883              311,893
  Other                                               8,989              129,423               10,829              144,463
                                                 ----------           ----------           ----------           ----------

  Total deferred tax assets                         599,728              974,247              545,037              934,226
                                                 ----------           ----------           ----------           ----------

Deferred tax liabilities:
  Undistributed profits of subsidiaries                  --              254,210                   --              254,210
  Repairs and maintenance accruals                   80,545               78,083                   --                   --
  Depreciation of fixed assets                      847,781            1,403,278              590,543            1,187,093
  Other                                              69,707               17,910               44,202                   --
                                                 ----------           ----------           ----------           ----------

  Total deferred tax liabilities                    998,033            1,753,481              634,745            1,441,303
                                                 ----------           ----------           ----------           ----------

Net deferred tax liabilities                       (398,305)            (779,234)             (89,708)            (507,077)
                                                 ==========           ==========           ==========           ==========


17    INVENTORIES

                                             THE GROUP                        THE COMPANY
                                       2003             2002             2003             2002
                                     RMB'000          RMB'000          RMB'000          RMB'000
Expendable spare parts
  and maintenance materials          486,290          489,554          182,742          106,376
Other supplies                        57,487           56,146           30,477           11,758
                                     -------          -------          -------          -------

                                     543,777          545,700          213,219          118,134
                                     =======          =======          =======          =======


      No significant amount of inventories was carried at net realisable value at 31 December, 2002 and 2003.

18    TRADE RECEIVABLES

      Credit terms granted by the Group to sales agents and other customers generally range from one to three months. An ageing analysis of trade receivables, net of impairment losses, is set out below:

                                                  THE GROUP                        THE COMPANY
                                            2003             2002             2003             2002
                                          RMB'000          RMB'000          RMB'000          RMB'000
Within 1 month                            589,080          576,789          445,980          394,744
More than 1 month but less than
  3 months                                235,828           88,133          228,530           62,536
More than 3 months but less than
  12 months                                 8,696            6,854            8,696            7,650
                                          -------          -------          -------          -------

                                          833,604          671,776          683,206          464,930
                                          =======          =======          =======          =======

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP

       As at 31 December, 2003, the Group and the Company had an amount due from a fellow subsidiary of RMB54,161,000 (2002: RMB89,550,000) which was included in trade receivables.

      All of the trade receivables are expected to be recovered within one year.

19    AMOUNTS DUE TO RELATED COMPANIES

      Amounts due to related companies, which represent balances with CSAHC and its affiliates, and the Group's associated companies and jointly controlled entities, are unsecured, interest free and repayable within one year. The balance at 31 December, 2002 also included balances with the CAAC and its affiliates.

20    CASH AND CASH EQUIVALENTS

      Cash and cash equivalents comprise cash at bank and in hand and deposits with Southern Airlines Group Finance Company Limited ("SA Finance"), a PRC authorised financial institution controlled by CSAHC and an associated company of the Group. In accordance with the financial agreement dated 22 May, 1997 between the Company and SA Finance, all the Group's deposits accepted by SA Finance at 31 December, 2003 were simultaneously placed with several designated major PRC banks by SA Finance. As at 31 December, 2003, the Group's and the Company's deposits with SA Finance amounted to RMB365,906,000 and RMB346,357,000 respectively (2002: RMB900,979,000 and RMB877,449,000 respectively).

21    BANK AND OTHER LOANS

                                                               THE GROUP                                 THE COMPANY
                                                       2003                  2002                  2003                  2002
                                                     RMB'000               RMB'000               RMB'000               RMB'000
Bank loans due:
  Within one year                                    7,096,846             5,240,726             5,958,968             3,479,322
  In the second year                                   646,492               839,036               401,466               522,482
  In the third to fifth year, inclusive              1,223,710             3,730,849               826,417             3,143,413
  After the fifth year                               2,648,533             1,262,549             2,442,616               962,477
                                                   -----------           -----------           -----------           -----------

                                                    11,615,581            11,073,160             9,629,467             8,107,694

Other loans due:
  In the second year                                     3,000                 3,000                    --                    --
                                                   -----------           -----------           -----------           -----------

                                                    11,618,581            11,076,160             9,629,467             8,107,694

Portion classified as current liabilities           (7,096,846)           (5,240,726)           (5,958,968)           (3,479,322)
                                                   -----------           -----------           -----------           -----------

                                                     4,521,735             5,835,434             3,670,499             4,628,372
                                                   ===========           ===========           ===========           ===========


      As at 31 December, 2003, bank loans of the Group and the Company totalling RMB4,902,118,000 and RMB3,822,826,000 respectively (2002: RMB4,117,778,000 and
RMB2,783,418,000 respectively) were secured by mortgages over certain of the Group's and the Company's aircraft.

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP

      As at 31 December, 2003, certain bank loans were guaranteed by the following parties:

                                                           THE GROUP                           THE COMPANY
                                                    2003               2002               2003               2002
                                                  RMB'000            RMB'000            RMB'000            RMB'000
Export-Import Bank of the United States          2,207,393          2,680,801          1,236,160          1,536,835
Bank of China                                      357,193            604,010            262,231            433,706
China Construction Bank                                 --             76,134                 --             76,134
CSAHC                                              359,300          3,340,118            228,800          2,280,118
Guangzhou Baiyun International
  Airport Company Limited                           63,000                 --                 --                 --
Shenzhen Yingshun Investment
  Development Company Limited                       21,000                 --                 --                 --
SA Finance                                          10,052            561,531                 --            550,000
                                                 ---------          ---------          ---------          ---------

                                                 3,017,938          7,262,594          1,727,191          4,876,793
                                                 =========          =========          =========          =========

      Details of bank and other loans with original maturity over one year are as follows:

                                                                                THE GROUP                          THE COMPANY
                                     INTEREST RATE AND FINAL MATURITY      2003             2002             2003            2002
                                                                          RMB'000          RMB'000          RMB'000         RMB'000
RMB denominated loans:

  Loans for construction projects    Floating interest rates ranging
                                     from 4.94% to 5.25% per annum as
                                     at 31 December, 2003, with
                                     maturities through 2009                12,357          893,838               --        850,000

                                     Non-interest bearing loan from
                                     a municipal government
                                     authority, repayable in 2005            3,000            3,000               --             --

  Loans for purchase of aircraft     Floating interest rate of
                                     5.49% per annum as at 31
                                     December, 2003, with maturities
                                     through 2004                           63,500        2,310,268               --      2,231,768

U.S. dollar denominated loans:

  Loans for purchase of aircraft     Fixed interest rates ranging
                                     from 5.00% to 8.33% per annum
                                     as at 31 December, 2003, with
                                     maturities through 2011             2,612,687        3,426,038        1,546,492      2,111,768

                                     Floating interest rates ranging
                                     from 1.48% to 1.50% per annum as
                                     at 31 December, 2003, with
                                     maturities through 2013             2,505,134               --        2,505,134             --

  Loan for purchase                  Fixed interest rate of 8.35% per
    of flight equipment              annum as at 31 December, 2003,
                                     with maturity in 2004                  13,097           20,090               --             --
                                                                         ---------        ---------        ---------      ---------

                                                                         5,209,775        6,653,234        4,051,626      5,193,536
Less:  Loans due within one year classified as current liabilities        (688,040)        (817,800)        (381,127)      (565,164)
                                                                         ---------        ---------        ---------      ---------

                                                                         4,521,735        5,835,434        3,670,499      4,628,372
                                                                         =========        =========        =========      =========

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP

      As at 31 December, 2003, bank and other loans of the Group and the Company included short-term bank loans totalling RMB6,408,806,000 and RMB5,577,841,000 respectively (2002: RMB4,422,926,000 and RMB2,914,158,000 respectively). On such date, the Group's and the Company's weighted average interest rate on short-term borrowings were 1.76% and 1.65% respectively (2002: 3.11% and 2.66% respectively).

      As at 31 December, 2003, the Group had banking facilities with several PRC commercial banks for providing loan finance up to an approximate amount of RMB9,860 million (2002: RMB12,360 million). As at 31 December, 2003, an approximate amount of RMB4,412 million (2002: RMB7,258 million) was utilised.

22    OBLIGATIONS UNDER FINANCE LEASES

      The Group and the Company have commitments under finance lease agreements in respect of aircraft and related equipment expiring during the years 2004 to 2009. As at 31 December, 2003, future payments under these finance leases, which were 74% and 26% respectively (2002: 78% and 22% respectively) denominated in United States dollars and Japanese yen, are as follows:

                                                       2003                                              2002
                                      PAYMENTS       INTEREST        OBLIGATIONS       PAYMENTS        INTEREST       OBLIGATIONS
                                      RMB'000         RMB'000          RMB'000          RMB'000         RMB'000         RMB'000
THE GROUP AND THE COMPANY

Balance due:
  Within one year                    1,648,141         350,286        1,297,855        2,006,392         439,694       1,566,698
  In the second year                 1,356,614         290,163        1,066,451        1,624,381         351,237       1,273,144
  In the third to fifth year,
    inclusive                        4,348,235         439,418        3,908,817        4,153,235         647,988       3,505,247
  After the fifth year                 608,124          40,308          567,816        1,960,607         107,247       1,853,360
                                     ---------       ---------        ---------        ---------       ---------       ---------

                                     7,961,114       1,120,175        6,840,939        9,744,615       1,546,166       8,198,449
                                     ---------       ---------        ---------        ---------       ---------       ---------

Less:  Balance due within
         one year classified as
         current liabilities                                         (1,297,855)                                      (1,566,698)
                                                                     ----------                                       ----------

                                                                      5,543,084                                        6,631,751
                                                                      =========                                        =========


      Certain lease financing arrangements comprised finance leases between the Company and certain of its subsidiaries, and corresponding borrowings between such subsidiaries and banks. The Company has guaranteed the subsidiaries' obligations under the bank borrowings and accordingly, the relevant leased assets and obligations are recorded in the balance sheet to reflect the substance of the transactions. The future payments under these leases have therefore been presented by the Company and the Group in amounts that reflect the payments under the bank borrowings between the subsidiaries and banks.

      Under the terms of the leases, the Group has an option to purchase, at or near the end of the lease term, certain aircraft at fair market value and others at either fair market value or a percentage of the respective lessor's defined cost of the aircraft.

      Security, including charges over the assets concerned and relevant insurance policies, is provided to the lessors.

      As at 31 December, 2003, certain of the Group's and the Company's aircraft with carrying amount of RMB7,857,169,000 (2002: RMB8,960,483,000) were mortgaged to secure facilities with financial institutions granted to lessors totalling RMB6,840,939,000 (2002: RMB8,198,449,000).

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP

23    ACCOUNTS PAYABLE

      An ageing analysis of accounts payable is set out below:

                                                        THE GROUP                       THE COMPANY
                                                  2003             2002             2003             2002
                                                RMB'000          RMB'000          RMB'000          RMB'000
Due within 1 month or on demand                 279,165          164,442          206,620           88,645
Due after 1 month but within 3 months           278,113          157,731          231,115           89,290
Due after 3 months but within 6 months          370,815          210,307          308,153          119,054
                                                -------          -------          -------          -------

                                                928,093          532,480          745,888          296,989
                                                =======          =======          =======          =======


      As at 31 December, 2003, the Group and the Company had an amount due to a fellow subsidiary of RMB693,345,000 (2002: RMB267,468,000) which was included in accounts payable.

      All of the accounts payable are expected to be settled within one year.

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP


24    PROVISION FOR MAJOR OVERHAULS

      Details of provision for major overhauls in respect of aircraft held under operating leases are as follows:

                                                 THE GROUP                  THE COMPANY
                                                2003          2002         2003          2002
                                             RMB'000       RMB'000      RMB'000       RMB'000
       Balance at 1 January,                 193,887       187,125       63,389        48,154
       Additional amount provided             68,620        49,051       67,603        33,460
       Amount utilised                       (62,326)      (42,289)           -       (18,225)
                                             -------       -------      -------       -------

       Balance at 31 December,               200,181       193,887      130,992        63,389

       Less:  Current portion included in
               accrued expenses               10,717        52,000            -             -
                                             -------       -------      -------       -------

                                             189,464       141,887      130,992        63,389
                                             =======       =======      =======        ======

25    SHARE CAPITAL

                                                               2003             2002
                                                            RMB'000          RMB'000
       Registered capital:
         2,200,000,000 domestic shares of RMB1.00 each    2,200,000        2,200,000
         1,174,178,000 H shares of RMB1.00 each           1,174,178        1,174,178
         1,000,000,000 A shares of RMB1.00 each           1,000,000                -
                                                          ---------        ---------

                                                          4,374,178        3,374,178
                                                          =========        =========
       Issued and paid up capital:

         2,200,000,000 domestic shares of RMB1.00 each    2,200,000        2,200,000
         1,174,178,000 H shares of RMB1.00 each           1,174,178        1,174,178
         1,000,000,000 A shares of RMB1.00 each           1,000,000               -
                                                          ---------        ---------

                                                          4,374,178        3,374,178
                                                          =========        =========

      In July 2003, the Company issued 1,000,000,000 A shares with a par value of RMB1.00 each at issue price of RMB2.70 by way of a public offering to natural persons and institutional investors in the PRC. The share premium received by the Company, net of the issuance costs of RMB59,233,000, amounted to RMB1,640,767,000 and was credited to share premium account.

      All the domestic, H and A shares rank pari passu in all material respects.

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP


26    RESERVES

      Movements on reserves during the year comprise:

                                                           THE GROUP                  THE COMPANY
                                                          2003          2002         2003          2002
                                              Notes    RMB'000       RMB'000      RMB'000       RMB'000
      Share premium
        Balance at 1 January,                        3,683,956     3,813,659    3,683,956     3,813,659
        Land use rights adjustment             (f)          -       (129,703)          -       (129,703)
        Share premium from issuance of
          shares, net of related
          issuance costs                             1,640,767            -     1,640,767            -
                                                      --------     ---------    ---------     ---------

      Balance at 31 December,                        5,324,723     3,683,956    5,324,723     3,683,956
                                                      --------     ---------    ---------     ---------

      Statutory surplus reserve                (a)
        Balance at 1 January,                          337,195       391,867      337,195       121,943
        Adjustments from adoption of
          new PRC accounting regulations       (c)          -       (106,007)          -        163,917
        Transfer from profit and
          loss account                                  23,856        51,335        1,449        51,335
                                                      --------     ---------    ---------     ---------

      Balance at 31 December,                          361,051       337,195      338,644       337,195
                                                      --------     ---------    ---------     ---------

      Statutory public welfare fund            (b)
        Balance at 1 January,                          171,574       225,440      171,574       114,558
        Adjustments from adoption of
          new PRC accounting regulations       (c)          -        (79,533)          -         31,349
        Transfer from profit and
          loss account                                   1,113        25,667          724        25,667
                                                      --------     ---------    ---------     ---------

      Balance at 31 December,                          172,687       171,574      172,298       171,574
                                                      --------     ---------    ---------     ---------

      Discretionary surplus reserve            (d)
        Balance at 1 January,                           76,603        69,867       76,603            -
        Adjustments from adoption of
          new PRC accounting regulations       (c)          -             -            -         69,867
        Transfer from profit and
          loss account                                      -          6,736           -          6,736
                                                      --------     ---------    ---------     ---------

      Balance at 31 December,                           76,603        76,603       76,603        76,603
                                                      --------     ---------    ---------     ---------

      Retained earnings/(Accumulated losses)
        Balance at 1 January,                        1,969,701     1,346,652      445,636       467,716
        Adjustments from adoption of
          new PRC accounting regulations       (c)          -        185,540           -       (265,133)
        Land use rights adjustment             (f)          -         12,970           -         12,970
        (Loss)/profit for the year                    (358,267)      575,761     (580,959)      381,305
        Appropriations to reserves                     (24,969)      (83,738)      (2,173)      (83,738)
        Dividends paid                                      -        (67,484)          -        (67,484)
                                                      --------     ---------    ---------     ---------

      Balance at 31 December,                        1,586,465     1,969,701     (137,496)      445,636
                                                      --------     ---------    ---------     ---------

      Total                                          7,521,529     6,239,029    5,774,772     4,714,964
                                                     =========     =========    =========     =========

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP


       Notes:

      (a) According to the PRC Company Law and the Articles of Association of the Company and certain of its subsidiaries, the Company and the relevant subsidiaries are required to transfer 10% of their annual net profits after taxation, as determined under relevant PRC accounting regulations, to a statutory surplus reserve until the reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of a dividend to shareholders.

            Statutory surplus reserve can be used to offset prior years' losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholding or by increasing the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital.

      (b) According to the PRC Company Law and the Articles of Association of the Company and certain of its subsidiaries, the Company and the relevant subsidiaries are required to transfer between 5% to 10% of their annual net profits after taxation, as determined under PRC accounting regulations, to the statutory public welfare fund. This fund can only be utilised on capital items for the collective benefits of the Company's and the relevant subsidiaries' employees such as the construction of dormitories, canteen and other staff welfare facilities. This fund is non-distributable other than in liquidation. The transfer to this reserve must be made before distribution of a dividend to shareholders.

      (c) During 2002, the Group and the Company adopted certain new PRC accounting regulations which resulted in adjustments to the amounts of the Group's and Company's profits determined under PRC accounting regulations in respect of prior years and corresponding adjustments to amounts appropriated to the statutory surplus reserve, statutory public welfare fund and discretionary surplus reserve for the prior years.

      (d) The usage of this reserve is similar to that of statutory surplus reserve.

      (e) Under PRC Company Law and the Company's Articles of Association, the net profit after taxation as reported in the PRC statutory financial statements of the Company can only be distributed as dividends after allowances have been made for:

            (i)   making up cumulative prior years' losses, if any;

            (ii) allocations to the statutory surplus reserve of at least 10% of after-tax profit, until the fund aggregates to 50% of the Company's registered capital;

            (iii) allocations of 5% to 10% of after-tax profit to the Company's statutory public welfare fund; and

            (iv) allocations to the discretionary surplus reserve, if approved by the shareholders.

            Pursuant to the Articles of Association of the Company, the net profit of the Company for the purpose of profit distribution is deemed to be the lesser of (i) the net profit determined in accordance with the PRC accounting principles and financial regulations and (ii) the net profit determined in accordance with IFRS; or if the financial statements of the Company are not prepared in accordance with IFRS, the accounting standards of one of the countries in which its shares are listed. As at 31 December, 2003, the Company did not have any distributable reserves (2002:
            RMB445,636,000).

      (f) The Group adopted IAS 40 "Investment Property" in 2002. According to IAS 40, the land use rights which were previously included in fixed assets at revaluation base are now presented as lease prepayments and carried at historical cost base with effect from 1 January, 2002. Accordingly, the unamortised surplus on previous revaluations of the land use rights, net of related deferred tax asset, are reversed to the share premium and retained profits accounts. The IAS 40 was adopted prospectively in 2002 as the effect of this change did not have a material impact on the Group's financial condition and results of operations in the periods prior to the change.

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP


27    RELATED PARTY TRANSACTIONS

      The Group obtained various operational and financial services provided by CSAHC and its affiliates, and the Group's associated companies and jointly controlled entities during the normal course of its business. In the past, CSAHC was under the direct control of the CAAC. However, such control has been shifted to the State Assets Administration Committee since early 2003. Consequently, transactions with the CAAC and its affiliates are no longer presented as related party transactions of the Group.

      The following is a summary of significant transactions carried out in the normal course of business between the Group, CSAHC and its affiliates, and the Group's associated companies and jointly controlled entities during the year:

                                                                        2003             2002
                                                         Notes       RMB'000          RMB'000
       Expenses
       Paid to CSAHC and other related parties
       Handling charges                                   (a)         27,051           36,306
       Wet lease rentals                                  (b)         35,751           26,164
       Advertising expenses                               (c)             -             3,275
       Sundry aviation supplies                           (d)         42,849          101,350
       Commission expense                                 (e)          4,896           16,725
       Air catering expense                               (f)         28,199           29,058
       Repairing charges                                  (g)        693,303          592,311
       Housing benefits                                   (h)         85,000           85,000
       Lease charges for land and buildings               (i)         15,224           15,224
       Flight simulation service charges                  (j)        101,355               -

       Paid to CAAC and its affiliates
       Jet fuel supplies                                                  -         2,373,956
       Aircraft insurance                                                 -           256,238
       Guarantee fees                                                     -             1,025
       Ticket reservation service charges                                 -           107,234
       Passenger departure and cargo handling charges                     -            62,111
       Aircraft and traffic servicing charges                             -         1,667,706
       Commission expense                                                 -           464,721

       Income
       Received from CSAHC and other related parties
       Rental income                                      (j)         34,175               -
       Wet lease rentals                                  (k)             -            27,599
       Interest income                                    (l)          3,100           10,530

       Received from CAAC and its affiliates
       Ground services income                                             -            39,735
       Commission income                                                  -            81,931

       Others
       Short term advances from CSAHC                     (m)        165,995               -
       Refund of medical benefit payments                 (n)         58,120               -
       Acquisition of aircraft and related
         spare parts and vehicles                         (o)             -           946,866
       Acquisition of subsidiaries                        (p)             -           107,846
                                                                     =======        =========

      Notes:

      (a) Handling charges represent fees payable to Southern Airlines (Group) Import and Export Trading Company, a wholly owned subsidiary of CSAHC, in connection with the procurement of aircraft and flight equipment on the Group's behalf. Handling charges are calculated based on a fixed percentage of the purchase value and other charges.

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP


      (b) Wet lease rentals represented rentals payable to Xinjiang Airlines Company, a subsidiary of CSAHC, pursuant to a wet lease agreement in respect of a Boeing 757-200 aircraft effective October 2002. The wet lease agreement was terminated in April 2003.

      (c) Advertising expenses represent expense reimbursements to Southern Airlines Advertising Company ("SAAC") for promotional services rendered to the Group. SAAC was a subsidiary of CSAHC up to July 2002. In August 2002, the Company acquired 90% equity interest in SAAC from CSAHC.

      (d) Sundry aviation supplies represent purchases of aviation supplies from Southern Airlines (Group) Economic Development Company, a subsidiary of CSAHC. Prices charged by this supplier to the Group are similar to those charged to other PRC airlines.

      (e) Commission expense represents commissions payable to certain subsidiaries of CSAHC in connection with services provided in exchange for air tickets sold by them. These commissions are calculated based on a fixed rate ranging from 1.5% to 12% on the ticket value.

      (f) Air catering expense represents purchases of inflight meals and related services from Shenzhen Air Catering Company Limited, a cooperative joint venture established in the PRC, in respect of which CSAHC is entitled to 33% of its profits after tax.

      (g) Repairing charges represent fees incurred by the Group in connection with aircraft repair and maintenance services rendered by Guangzhou Aircraft Maintenance Engineering Company Limited ("GAMECO") and MTU Maintenance Zhuhai Co., Ltd. ("MTU Zhuhai"). GAMECO and MTU Zhuhai are jointly controlled entities of the Company.

      (h) Housing benefits represent a fixed annual fee payable to CSAHC in respect of the provision of quarters to the eligible employees of the Group (Note 28).

      (i) Charges were paid to CSAHC under certain lease agreements in respect of certain land and buildings in the PRC (Note 10).

      (j) Flight simulation service charges represent fees incurred by the Group in connection with flight simulation services provided by Zhuhai Xiang Yi, a jointly controlled entity of the Company.

            In addition, the Company entered into operating lease agreements to lease certain flight training facilities and buildings to Zhuhai Xiang Yi. Rental income earned by the Company amounted to RMB34,175,000 during 2003 (Note 10).

      (k) During the period from August to October 2002, the Company received wet lease rentals totalling RMB27,599,000 from wet leasing of an Airbus 320-200 aircraft to Sichuan Airlines Corporation Limited, an associated company of the Company.

      (l) Interest income represents interest received from deposits placed with SA Finance. The applicable interest rate is determined in accordance with the deposit rate published by the People's Bank of China (see Note 20).

      (m) During the year, CSAHC made short term advances to the Group. These advances are unsecured, interest free and repayable on demand. As at 31 December, 2003, the advances amounted to RMB165,995,000.

      (n) Prior to 1 January, 2002, the Group paid a fixed annual fee to CSAHC in return for CSAHC providing medical benefit, transportation subsidies and other welfare facilities to the retirees of the Group. Such arrangement was terminated on 1 January, 2002. During 2003, CSAHC refunded to the Group the difference between the aggregate fixed annual fees received from the Group and the aggregate cost of services incurred by CSAHC under the above arrangement.

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP


      (o) During 2002, the Group acquired five Boeing 737-300/37K aircraft and related spare parts and certain vehicles from Zhongyuan Airlines, a subsidiary of CSAHC, at a consideration of approximately RMB1,096,866,000. The consideration was satisfied by cash of approximately RMB132,130,000 together with an assumption by the Group of Zhongyuan Airlines' debts of approximately RMB964,736,000. In addition, the Group received reimbursements of wet lease rentals totalling RMB150,000,000.

      (p) In August 2002, the Company acquired 90% equity interest in each of Guangzhou Aviation Hotel, Southern Airlines Advertising Company and South China International Aviation & Travel Services Company from CSAHC at an aggregate cash consideration of approximately RMB107,846,000. Such consideration is determined by reference to the valuation reports prepared by Guangzhou Zhongtian Valuation Company Limited, a firm of independent valuers registered in the PRC.

      In addition to the above, certain business undertakings of CSAHC also provided hotel and other services to the Group during the year. The total amount involved is not material to the results of the Group for the year.

      The directors of the Company are of the opinion that the above transactions with related parties were entered into in the normal course of business and on normal commercial terms or in accordance with the agreements governing such transactions.

28    RETIREMENT AND HOUSING BENEFITS

      Employees of the Group participate in several defined contribution retirement schemes organised separately by PRC municipal governments in regions where the major operations of the Group are located. The Group is required to contribute to these schemes at the rates ranging from 14% to 19% (2002: 14% to 19%) of salary costs including certain allowances. A member of the retirement schemes is entitled to pension benefits equal to a fixed proportion of the salary at the retirement date. The retirement benefit obligations of all existing and future retired staff of the Group are assumed by these schemes.

      In addition, the Group was selected as one of the pilot enterprises to establish a supplementary defined contribution retirement scheme for the benefit of employees. In this connection, employees of the Group participate in a supplementary defined contribution retirement scheme whereby the Group is required to make defined contributions at a rate of 4.5% of total salaries. The Group has no obligation for the payment of pension benefits beyond the contributions described above. Contributions to the retirement schemes are charged to the profit and loss account as and when incurred.

      Furthermore, pursuant to the comprehensive services agreement (the "Services Agreement") dated 22 May, 1997 between the Company and CSAHC, CSAHC agrees to provide adequate quarters to eligible employees of the Group as and when required. In return, the Group agrees to pay a fixed annual fee of RMB85,000,000 to CSAHC for a ten-year period effective 1 January, 1995.

      During 2002, the Group provided additional quarters at its own expense to certain employees who are not eligible for quarters pursuant to the Services Agreement. These quarters were provided to the respective employees in accordance with the relevant PRC housing reform policy. The excess of the cost of these additional quarters over the considerations received by the Group from the employees of RMB17,624,000 were charged to expenses in 2002.

      Pursuant to an additional staff housing benefit scheme effective September 2002, the Group agreed to pay lump sum housing allowances to certain employees who have not received quarters from CSAHC or the Group according to the relevant PRC housing reform policy, for subsidising their purchases of housing. Such expenditure has been deferred and amortised on a straight line basis over a period of 10 years, which represents the vesting benefit period of the employees. An employee who quits prior to the end of the vesting benefit period is required to pay back a portion of the lump sum housing benefits determined on a pro-rata basis of the vesting benefit period remained. The Group has the right to effect a charge on the employee's house and to enforce repayment through selling the house in the event of default in repayment. Any shortfall in repayment would be charged against profit and loss account. As at 31 December, 2003, the Group already made payments totalling RMB130,479,000 (2002:
RMB46,325,000) under the scheme and recorded its remaining contractual liabilities totalling RMB129,521,000 (2002: RMB213,675,000) as accrued liabilities on its balance sheet.

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP


29    COMMITMENTS

      (A)   CAPITAL COMMITMENTS

            As at 31 December, 2003, the Group and the Company had capital commitments as follows:

                                                          THE GROUP                  THE COMPANY
                                                         2003          2002         2003          2002
                                                      RMB'000       RMB'000      RMB'000       RMB'000
            Commitments in respect of
              aircraft and related
              equipment (Note)
              - authorised and contracted for      10,615,079     5,875,996    7,739,290     5,875,996
                                                   ----------     ---------   ----------     ---------
            Commitments in respect of
              investments in the
              Guangzhou new airport
              - authorised and contracted for         617,277       525,700      617,277       525,700
              - authorised but not
                 contracted for                     1,454,661     2,601,720    1,454,661     2,601,720
                                                   ----------     ---------   ----------     ---------

                                                    2,071,938     3,127,420    2,071,938     3,127,420
                                                   ----------     ---------   ----------     ---------
            Other commitments
              - authorised and contracted for         232,570        43,887       29,628        42,968
              - authorised but not
                 contracted for                       708,099       500,545      229,302       245,440
                                                   ----------     ---------   ----------     ---------
                                                      940,669       544,432      258,930       288,408
                                                   ----------     ---------   ----------     ---------

                                                   13,627,686     9,547,848   10,070,158     9,291,824
                                                   ==========     =========   ==========     =========

            Note: As at 31 December, 2003, the Group had on order 2 Boeing
                  757-200 aircraft, 13 Boeing 737-700 aircraft, 4 Airbus 330-200 aircraft, 6 Embraer ERJ-145 aircraft and certain flight equipment, scheduled for deliveries in 2004 to 2005. Deposits of RMB2,494,853,000 have been made towards the purchase of these aircraft and related equipment. At 31 December, 2003, the approximate total future payments, including estimated amounts for price escalation through anticipated delivery dates for these aircraft and related equipment are as follows:

                                                         THE GROUP                  THE COMPANY
                                                        2003          2002         2003          2002
                                                     RMB'000       RMB'000      RMB'000       RMB'000
                  Year ending 31 December,
                  2003                                    -      2,801,451           -      2,801,451
                  2004                             4,584,823     2,343,978    3,248,674     2,343,978
                  2005                             6,030,256       730,567    4,490,616       730,567
                                                 ----------     ---------    ---------     ---------

                                                 10,615,079     5,875,996    7,739,290     5,875,996
                                                 ==========     =========   ==========     =========

                  The Group has taken steps towards the purchase of the airline business of China Northern Airlines Company and Xinjiang Airlines Company. No contractual obligations existed as at 31 December, 2003 and up to the date of approval of these financial statements. The purchase price has not yet been determined.

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP


                  As at 31 December, 2003, the Group's and the Company's
            attributable share of the capital commitments of jointly controlled entities was as follows:

                                                     THE GROUP AND THE COMPANY
                                                        2003              2002
                                                     RMB'000           RMB'000
                  Authorised and contracted for       24,137            63,723
                  Authorised but not contracted for  283,761           518,000
                                                     -------           -------

                                                     307,898           581,723
                                                     =======           =======

      (B)   OPERATING LEASE COMMITMENTS

            As at 31 December, 2003, commitments under non-cancellable aircraft and flight equipment operating leases were as follows:

                                                  THE GROUP                  THE COMPANY
                                                 2003          2002         2003          2002
                                              RMB'000       RMB'000      RMB'000       RMB'000
            Payments due
              Within one year               1,482,888     1,280,060    1,193,892     1,044,720
              In the second to fifth year,
                inclusive                   4,248,095     4,358,474    3,578,618     3,772,227
              After the fifth year          2,388,874     2,898,104    2,278,463     2,893,237
                                            ---------     ---------    ---------     ---------

                                            8,119,857     8,536,638    7,050,973     7,710,184
                                            =========     =========    =========     =========

      (C)   INVESTING COMMITMENTS

            As at 31 December, 2003, the Company was committed to make a capital contribution of approximately RMB446 million and RMB Nil respectively (2002: RMB60 million and RMB201 million respectively) to its jointly controlled entities and associated companies.

30    CONTINGENT LIABILITIES

      (a) The Company has been advised by its PRC lawyers that, except for liabilities constituting or arising out of or relating to the businesses assumed by the Company in the Reorganisation, no other liabilities were assumed by the Company, and the Company is not jointly and severally liable for other debts and obligations incurred by CSAHC prior to the Reorganisation. There are not, however, any definitive PRC regulations or other pronouncements confirming such conclusion.

      (b) The Group leases from CSAHC certain land in Guangzhou and certain land and buildings in Wuhan, Haikou and Zhengzhou. The Group has a significant investment in buildings and other leasehold improvements located on such land. However, such land in Guangzhou and such land and buildings in Wuhan, Haikou and Zhengzhou lack adequate documentation evidencing CSAHC's rights thereto.

            With respect to the facilities in Guangzhou, CSAHC has received written assurance from the CAAC to the effect that CSAHC is entitled to continued use and occupancy of the land in Guangzhou. The Company understands that the CAAC is basing its conclusion on an agreement among certain government authorities relating to such land. Such assurance does not constitute formal evidence of CSAHC's right to transfer, mortgage or lease such real property interests. The Group cannot predict the magnitude of the effect on its financial condition or results of operations to the extent that its use of one or more of these parcels of land or the related facilities were successfully challenged. CSAHC has agreed to indemnify the Group against any loss or damage caused by any challenge or interference with the Group's use of any of its land and buildings.

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP


      (c) The Company is currently involved in a civil litigation (Hong Kong High Court Action No. 515 of 2001) ("Litigation"). According to the writ of summons for the Litigation, New Link Consultants Limited, the plaintiff, claimed against the Group (as one of the defendants to the Litigation) on the basis of certain evidence proving that United Aero-Supplies System of China, Limited ("UASSC") entered into an agreement with the defendants for exclusive purchase of aviation equipment consigned to UASSC for sale and, that as the defendants failed to perform the agreement, UASSC has the right to compensation. Since UASSC is in the course of its winding up proceedings, all the rights and benefits of UASSC in connection with the claim have been transferred to the plaintiff. The Company, as one of the defendants to the Litigation, has been claimed for unspecified damages for breach of the agreement. Given that the Litigation is still at its preliminary stage, it is pre-matured to predict the result of the court judgment. Based on the opinion given by its instructing solicitors, the Company's directors consider that the Company has a reasonable chance of success in its defence to the claim. At present, the Company has filed an objection in respect of the jurisdiction of the court, and has requested the court to transfer the case of Mainland China for trial. Accordingly, the Company's directors consider that a provision for such claim and/or the associated legal costs is not required.

31    FAIR VALUE OF FINANCIAL INSTRUMENTS AND CONCENTRATION OF RISK

      Financial assets of the Group include cash and cash equivalents, investments, trade receivables and other receivables. Financial liabilities of the Group include bank and other loans, amounts due to related companies, other liabilities, accounts payable, bills payable, sales in advance of carriage, accrual expenses and obligations under finance leases.

      LIQUIDITY RISK

            As at 31 December, 2003, the Group's net current liabilities amounted to RMB10,792 million (2002: RMB7,016 million). For the year ended 31 December, 2003, the Group recorded a net cash inflow from operating activities of RMB2,129 million (2002: RMB3,698 million), a net cash outflow from investing activities and financing activities of RMB3,820 million (2002: RMB2,745 million) and a decrease in cash and cash equivalents of RMB1,691 million (2002: increase of RMB953 million).

            With regard to 2004 and thereafter, the liquidity of the Group is primarily dependent on its ability to maintain adequate cash inflow from operations to meet its debt obligations as they fall due, and on its ability to obtain adequate external finance to meet its committed future capital expenditures. With regard to its short-term bank loans outstanding at 31 December, 2003, the Group has obtained firm commitments from its principal bankers to renew the relevant loans as they fall due during 2004. With regard to its future capital commitments and other financing requirements, the Group has already entered into loan financing agreements with several PRC banks to provide loan finance up to an approximate amount of RMB8,450 million during 2004 and thereafter. The directors of the Company believe that such financing will be available to the Group.

            The directors of the Company have carried out a detailed review of the cash flow forecast of the Group for the twelve months ending 31 December, 2004. Based on such forecast, the directors have determined that adequate liquidity exists to finance the working capital and capital expenditure requirements of the Group during that period. In preparing the cash flow forecast, the directors have considered historical cash requirements of the Group as well as other key factors, including the availability of the above-mentioned loan finance which may impact the operations of the Group during the next twelve-month period. The directors are of the opinion that the assumptions and sensitivities which are included in the cash flow forecast are reasonable. However, as with all assumptions in regard to future events, these are subject to inherent limitations and uncertainties and some or all of these assumptions may not be realised.

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP


      BUSINESS RISK

            The Group conducts its principal operations in the PRC and accordingly is subject to special considerations and significant risks not typically associated with investments in equity securities of the United States of America and Western European companies. These include risks associated with, among others, the political, economic and legal environment, influence of the CAAC over many aspects of its operations, and competition, in the passenger, cargo and mail airlines services industry.

      INTEREST RATE RISK

            The interest rates and maturity information of the Group's bank and other loans, and the maturity information of the Group's finance lease obligations are disclosed in Notes 21 and 22 respectively.

      FOREIGN CURRENCY RISK

            The Group has significant exposure to foreign currency as substantially all of the Group's lease obligations and bank loans are denominated in foreign currencies, principally US dollars, and to a lesser extent, Japanese Yen. Depreciation or appreciation of the Renminbi against foreign currencies affects the Group's results significantly because the Group's foreign currency payments generally exceed its foreign currency receipts. The Group is not able to hedge its foreign currency exposure effectively other than by retaining its foreign currency denominated earnings and receipts to the extent permitted by the State Administration of Foreign Exchange, or subject to certain restrictive conditions, entering into forward foreign exchange contracts with authorised PRC banks.

      CREDIT RISKS

            Substantially all of the Group's cash and cash equivalents are deposited with PRC financial institutions.

            A significant portion of the Group's air tickets are sold by agents participating in the Billing and Settlement Plan ("BSP"), a clearing scheme between airlines and sales agents organised by International Air Transportation Association. As of 31 December, 2003, the balance due from BSP agents amounted to RMB446,399,000 (2002: RMB353,246,000).

      SELF INSURANCE RISK

            The Group maintains a limited amount of property insurance in respect of certain personal and real property.

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP


      FAIR VALUE

            The carrying amounts and estimated fair values of significant financial assets and liabilities at 31 December, 2002 and 2003 are set out below:

                                                  2003                        2002
                                           CARRYING          FAIR     CARRYING          FAIR
                                             AMOUNT         VALUE       AMOUNT         VALUE
                                            RMB'000       RMB'000      RMB'000       RMB'000
            THE GROUP
            Cash and cash equivalents     2,080,174     2,080,174    3,771,043     3,771,043
            Trade receivables               833,604       833,604      671,776       671,776
            Other receivables               296,047       296,047      372,586       372,586
            Bank and other loans,
              current portion             7,096,846     7,164,216    5,240,726     5,326,511
            Amounts due to
              related companies             929,003       929,003      525,090       525,090
            Other liabilities             1,019,811     1,019,811      646,989       646,989
            Accounts payable                928,093       928,093      532,480       532,480
            Bills payable                   438,135       438,135    1,299,680     1,299,680
            Sales in advance of carriage    466,087       466,087      390,531       390,531
            Accrued expenses              2,527,794     2,527,794    2,341,454     2,341,454
            Bank and other loans,
              non-current portion         4,521,735     4,743,128    5,835,434     6,111,052
                                          =========     =========    =========     =========

                                                  2003                        2002
                                           CARRYING          FAIR     CARRYING          FAIR
                                             AMOUNT         VALUE       AMOUNT         VALUE
                                            RMB'000       RMB'000      RMB'000       RMB'000
            THE COMPANY
            Cash and cash equivalents     1,404,874     1,404,874    2,960,337     2,960,337
            Trade receivables               683,206       683,206      464,930       464,930
            Other receivables               222,438       222,438      239,601       239,601
            Bank and other loans,
              current portion             5,958,968     6,010,222    3,479,322     3,546,409
            Amounts due to
              related companies             870,682       870,682      358,077       358,077
            Other liabilities               854,057       854,057      411,218       411,218
            Accounts payable                745,888       745,888      296,989       296,989
            Bills payable                   438,135       438,135    1,299,680     1,299,680
            Sales in advance of carriage    405,851       405,851      340,457       340,457
            Accrued expenses              1,628,072     1,628,072    1,049,806     1,049,806
            Bank and other loans,
              non-current portion         3,670,499     3,827,220    4,628,372     4,811,961
                                          =========     =========    =========     =========

            The following methods and assumptions were used to estimate the fair value for each class of financial instrument:

            (i) Cash and cash equivalents, trade receivables, other receivables, amounts due to related companies, other liabilities, accounts payable, bills payable, sales in advance of carriage and accrued expenses

                  The carrying values approximate fair value because of the
            short maturities of these instruments.

            (ii)  Bank and other loans

                  The fair value has been estimated by applying a discounted cash flow approach using interest rates available to the Group for similar indebtedness.

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP


            The economic characteristics of the Group's leases vary from lease to lease. It is impractical to compare such leases with those prevailing in the market within the constraints of timeliness and cost for the purpose of estimating the fair value of such leases. Other investments represent unquoted available-for-sale equity securities of companies established in the PRC. There is no quoted market price for such equity securities and accordingly a reasonable estimate of the fair value could not be made without incurring excessive costs.

            Fair value estimates are made at a specific point in time and are based on relevant market information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

32    SEGMENTAL INFORMATION

      Geographic information about the Group's turnover and operating profit/(loss) are as follows:

                                                 HONG KONG
                                    DOMESTIC      REGIONAL  INTERNATIONAL*        TOTAL
                                     RMB'000       RMB'000        RMB'000       RMB'000
       2003
       Traffic revenue            13,086,939       807,677      3,070,184    16,964,800
       Other revenue                 436,122            -          69,201       505,323
                                  ----------     ---------      ---------    ----------

                                  13,523,061       807,677      3,139,385    17,470,123
                                  ==========     =========      =========    ==========

       Operating profit/(loss)       440,158       (29,210))       44,781       455,729

       2002
       Traffic revenue            13,197,589     1,118,695      3,165,608    17,481,892
       Other revenue                 485,046            -          51,682       536,728
                                  ----------     ---------      ---------    ----------

                                  13,682,635     1,118,695      3,217,290    18,018,620
                                  ==========     =========      =========    ==========


       Operating profit            1,614,975       193,440        217,662     2,026,077
                                  ==========     =========      =========    ==========

      * Mainly routes between the PRC and Asian countries, the United States of America, the Netherlands, Belgium and Australia.

      The major revenue-earning assets of the Group are its aircraft fleet, most of which are registered in the PRC. Since the Group's aircraft fleet is employed flexibly across its route network, there is no suitable basis of allocating such assets to geographic segments. Substantially all of the Group's non-aircraft identifiable assets are located in the PRC.

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP


33    RECONCILIATION AND SUPPLEMENTARY STATEMENT OF CASH FLOW INFORMATION

      (A) THE RECONCILIATION OF (LOSS)/PROFIT BEFORE TAXATION AND MINORITY INTERESTS TO CASH INFLOWS FROM OPERATIONS IS AS FOLLOWS:

                                                                            2003             2002
                                                                         RMB'000          RMB'000
            (Loss)/profit before taxation and minority interests        (511,610)       1,139,099
            Depreciation and amortisation of fixed assets              1,997,882        1,839,293
            Other amortisation                                            40,089            9,816
            Amortisation of deferred credits                              (1,541)          (7,217)
            Share of associated companies' results                       (47,798)         (36,988)
            Share of jointly controlled entities' results                 39,495            3,352
            Loss/(gain) on sale of fixed assets                           22,217         (170,740)
            Interest income                                              (13,061)         (52,618)
            Interest expense                                             823,725          959,193
            Unrealised exchange loss, net                                177,356          174,978
            Decrease/(increase) in inventories                             1,923          (76,472)
            Increase in trade receivables                               (161,828)        (110,749)
            Decrease/(increase) in other receivables                      76,539         (166,004)
            (Increase)/decrease in prepaid expenses and other assets      (6,045)         123,924
            Increase/(decrease) in amounts due to related companies      403,913         (193,175)
            Increase/(decrease) in accounts payable                      395,613          (61,843)
            (Decrease)/increase in bills payable                        (861,545)       1,299,680
            Increase in sales in advance of carriage                      75,556           19,985
            Increase in accrued expenses                                 203,439           86,215
            Increase/(decrease) in other liabilities                     372,822          (33,032)
            Increase in provision for major overhauls                     47,577           16,226
                                                                       ---------        ---------

            Cash inflows from operations                               3,074,718        4,762,923
                                                                       =========        =========

      (B)   DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

            During 2002, the Group assumed from Zhongyuan Airlines debts totalling RMB964,736,000 in partial satisfaction of the consideration payable for acquisition of five Boeing 737-300/37K aircraft and other assets from Zhongyuan Airlines (Note 27(o)).

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP


      (C)   EFFECT OF ACQUISITION OF SUBSIDIARIES

                                                                          2003              2002
                                                                       RMB'000           RMB'000
            Net assets acquired:

            Fixed assets                                                     -            96,636
            Cash and cash equivalents                                        -            17,355
            Trade receivables and other current assets                       -            20,681
                                                                       -------           -------

                                                                             -           134,672
                                                                       -------           -------

            Accounts payable                                                 -             3,623
            Accrued expenses and other liabilities                           -            11,220
                                                                       -------           -------

                                                                             -            14,843
                                                                       -------           -------

            Net assets value                                                 -           119,829
                                                                       =======           =======

            Consideration paid                                               -           107,846
            Cash and cash equivalents acquired                               -            17,355
                                                                       -------           -------

            Net cash outflow from acquisition of subsidiaries                -            90,491
                                                                       =======           =======

34    ULTIMATE HOLDING COMPANY

      The directors of the Company consider the ultimate holding company to be CSAHC, a state-owned enterprise established in the PRC.

35    SUBSEQUENT EVENTS

      In April 2004, the Company entered into a purchase agreement with Airbus SNC for the acquisition of fifteen Airbus 320-200 aircraft and six Airbus 319-100 aircraft, scheduled for deliveries in 2005 and 2006.

36    SUBSIDIARIES

      The particulars of the Company's principal subsidiaries at 31 December, 2003 are as follows:

                                       PLACE AND
                                       DATE OF                  ATTRIBUTABLE              ISSUED/
                                       ESTABLISHMENT/          EQUITY INTEREST         REGISTERED     PRINCIPAL
      NAME OF COMPANY                  OPERATION              DIRECT   INDIRECT           CAPITAL#    ACTIVITIES
                                                                   %        %
      China Southern Airlines          PRC                       100        -         100,000,000     Helicopter
        (Group) Zhuhai Helicopter      31 August, 1993                                                  transportation
        Company Limited (a)

      Guangxi Airlines                 PRC                        60        -         170,900,000     Airline
        Company Limited (a)            28 April, 1994

      Southern Airlines Group          PRC                        60        -         280,000,000     Airline
        Shantou Airlines               20 July, 1993
        Company Limited (a)

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP


                                       PLACE AND
                                       DATE OF                  ATTRIBUTABLE              ISSUED/
                                       ESTABLISHMENT/          EQUITY INTEREST         REGISTERED     PRINCIPAL
      NAME OF COMPANY                  OPERATION              DIRECT   INDIRECT           CAPITAL#    ACTIVITIES
                                                                   %        %
      Zhuhai Airlines                  PRC                        60        -         250,000,000     Airline
        Company Limited (a)            8 May, 1995

      Xiamen Airlines                  PRC                        60        -         588,434,000     Airline
        Company Limited (a)            11 August, 1984

      Guizhou Airlines                 PRC                        60        -          80,000,000     Airline
        Company Limited (a)            12 November, 1991

      Guangzhou Nanland Air            PRC                        51        -          55,980,000     Air catering
        Catering Company               21 November, 1989
        Limited (b)

      China Southern West              Australia                  65        -           A$100,000     Pilot training
        Australian Flying              26 January, 1971                                                 services
        College Pty Ltd

      Guangzhou Baiyun                 PRC                        61        -          20,000,000     Logistics
        International Logistic         23 July, 2002                                                    operations
        Company Ltd

      Guangzhou Aviation Hotel         PRC                        90        -          63,290,000     Hotel operation
                                       8 January, 1997

      Southern Airlines Advertising    PRC                        90        -           2,000,000     Aviation
        Company Ltd                    3 March, 1994                                                    advertising

      South China International        PRC                        90        -           2,100,000     Travel services
        Aviation & Travel Services     11 May, 1992
        Company

      CZ Flamingo Limited              Cayman Islands            100        -            US$1,000     Aircraft leasing
                                       8 December, 1993

      CZ Skylark Limited               Cayman Islands            100        -            US$1,000     Aircraft leasing
                                       17 November, 1993

      CZ Kapok Limited                 Cayman Islands            100        -            US$1,000     Aircraft leasing
                                       26 October, 1993

      CSA-I Limited                    Cayman Islands            100        -            US$1,000     Aircraft leasing
                                       1 September, 1993

      CZ93B Limited                    Cayman Islands            100        -            US$1,000     Aircraft leasing
                                       11 May, 1993

      CZ97A Limited                    Cayman Islands            100        -            US$1,000     Aircraft leasing
                                       2 January, 1997

      Zhong Yuan 99A Limited           Cayman Islands            100        -            US$1,000     Aircraft leasing
                                       15 February, 1999

      CXA92A Limited                   Cayman Islands            -           60          US$1,000     Aircraft leasing
                                       3 August, 1992

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP


                                       PLACE AND
                                       DATE OF                  ATTRIBUTABLE              ISSUED/
                                       ESTABLISHMENT/          EQUITY INTEREST         REGISTERED     PRINCIPAL
      NAME OF COMPANY                  OPERATION              DIRECT   INDIRECT           CAPITAL#    ACTIVITIES
                                                                 %           %
      CXA93A Limited                   Cayman Islands            -           60          US$1,000     Aircraft leasing
                                       1 July, 1993

      CXA95B Limited                   Cayman Islands            -           60          US$1,000     Aircraft leasing
                                       7 July, 1995

      CXA95C Limited                   Cayman Islands            -           60          US$1,000     Aircraft leasing
                                       16 October, 1995

      CXA98A Limited                   Cayman Islands            -           60          US$1,000     Aircraft leasing
                                       20 March, 1998

      Xiamen Aviation                  PRC                       -           60         5,000,000     Property
        Property Development           22 June, 1993                                                    development
        Company (a)

      Xiamen Aviation                  PRC                       -           60           620,218     Aviation
        Advertising Company            17 December, 1992                                                advertising
        Limited (a)

      Xiamen Aviation                  PRC                       -           60         8,560,000     Aviation supplies
        Supplies Limited (a)           30 July, 1997

      Xiamen Aviation                  PRC                       -           54         5,000,000     Hotel
        Development                    18 February, 1998                                                management
        Company Limited (a)

      Bai Lu Finance Limited           Hong Kong                 -           54     HK$10,000,000     Investment
                                       22 February, 1996                                                holding

      Xiamen Air Holidays              Hong Kong                 -           54      HK$3,000,000     Travel
        Limited                        28 April, 1994                                                   servicing

      Xiamen Macau                     Macau                     -         27.5     MOP 1,000,000     Travel
        Holidays Limited               11 May, 1995                                                     servicing

      Shantou Hua Kang Air             PRC                       -           42        10,000,000     Air catering
        Catering Company Ltd (a)       22 June, 1994

      #     Expressed in RMB, unless otherwise stated.

      (a)   These subsidiaries are PRC limited companies.

      (b)   These subsidiaries are Sino-foreign equity joint venture companies.

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP


37    ASSOCIATED COMPANIES AND JOINTLY CONTROLLED ENTITIES

      The particulars of the Group's principal associated companies and jointly controlled entities as at 31 December, 2003 are as follows:

                                       PLACE AND
                                       DATE OF                  ATTRIBUTABLE              ISSUED/
                                       ESTABLISHMENT/          EQUITY INTEREST         REGISTERED     PRINCIPAL
      NAME OF COMPANY                  OPERATION              DIRECT   INDIRECT           CAPITAL#    ACTIVITIES
                                                                   %        %
      Guangzhou Aircraft               PRC                        50        -       US$27,500,000     Provision of
        Maintenance                    28 October, 1989                                                 aircraft repair
        Engineering                                                                                     and
        Company Limited* (Note)                                                                         maintenance
                                                                                                        services

      Southern Airlines                PRC                        32      15.42       424,330,000     Provision of
        Group Finance                  28 June, 1995                                                    financial
        Company Limited                                                                                 services

      Hainan Phoenix                   PRC                        45        -       US$16,360,000     Provision of
        Information                    12 March, 1994                                                   ticket
        System Limited                                                                                  reservation
                                                                                                        system
                                                                                                        services

      Hong Kong Business               Hong Kong                  20        -        HKD1,000,000     Provision of
        Aviation Centre                7 January, 1998                                                  private
        Company Limited                                                                                 flight logistic
                                                                                                        services

      Sichuan Airlines                 PRC                        39        -         350,000,000     Airline
        Corporation Limited            28 August, 2002

      MTU Maintenance                  PRC                        50        -       US$63,100,000     Provision of
        Zhuhai Co. Ltd.*               6 April, 2001                                                    engine
                                                                                                        repair and
                                                                                                        maintenance
                                                                                                        services

      China Postal Airlines            PRC                        49        -         306,000,000     Airline
        Limited*                       25 November, 1996

      Zhuhai Xiang Yi                  PRC                        51        -       US$29,800,000     Provision of
        Aviation Technology            10 July, 2002                                                    flight
        Company Limited*                                                                                simulation
                                                                                                        services

      CSN-ETC e-commerce               PRC                        51        -           5,880,000     Provision of
        Limited*                       10 February, 2003                                                internet
                                                                                                        services

      #     Expressed in RMB, unless otherwise stated.

      *     These are jointly controlled entities.

      Note: Guangzhou Aircraft Maintenance Engineering Company Limited has been reclassified from an associated company to a jointly controlled entity since 2003 due to a change in the composition of its shareholders in 2003.

APPENDIX I                                    FINANCIAL INFORMATION OF THE GROUP


II.   INDEBTEDNESS

      As at the close of business on 31 March, 2004, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this Circular, the Group had bank and other loans of approximately RMB13,079,690,000 and finance lease obligations of approximately RMB6,560,937,000. As at 31 March, 2004, certain bank loans of the Group were secured by certain aircraft with an aggregate carrying amount of RMB4,363,123,000. Finance lease obligations were secured by the related leased aircraft with an aggregate carrying amount of RMB7,730,572,000. In addition, bank loans of RMB3,491,698,000 were also guaranteed by certain banks.

III.  STATEMENT ON FINANCIAL LIABILITIES

      Save as aforesaid or otherwise disclosed in Note 30 to the Financial Statements of the Company as set out in paragraph (I) of this Appendix I and apart from intra-group liabilities, neither the Company nor any of its subsidiaries had outstanding, as at the close of business on 31 March, 2004, mortgages, charges, liabilities or any term loans or other borrowings or indebtedness in the nature of borrowings, including bank overdrafts and loans, debt securities or similar indebtedness, or any hire-purchase or finance lease commitments, or any guarantees or other material contingent liabilities.

      The Directors have confirmed that there has been no material change in the indebtedness and contingent liabilities of the Group since 31 March, 2003 and up to the Latest Practicable Date.

IV.   EFFECT

      The Company's principal business is that of civil aviation. Following the Transaction, the Company's passenger volume and operating cost per available seat kilometre are expected to improve. As a result, the Group's earnings are expected to be better off. The Group therefore considered that the Transaction is in the best interest of the Group. In addition, there will be no material change to the Group's net assets as the Transaction will be wholly financed through commercial loans by commercial banks.

V.    MATERIAL CHANGES

      The Directors are not aware of any material adverse changes in the financial or trading position of the Group since 31 December, 2003 (being the date to which the latest published audited Financial Statements of the Company were made up).

VI.   WORKING CAPITAL

      Taking into account the banking facilities of the Group, the Directors are of the opinion that the Group has adequate working capital for its present requirements.

APPENDIX II                                                  GENERAL INFORMATION

1.    RESPONSIBILITY STATEMENT

      This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2.    DISCLOSURE OF INTERESTS OF DIRECTORS AND SUPERVISORS

      As at the Latest Practicable Date, the interests and short positions of the Directors and Supervisors of the Company in the shares, underlying shares and debentures (as the case may be) of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were notified to the Company and the Stock Exchange pursuant to SFO (including interests or short positions which are taken or deemed to have under such provisions of the SFO), or recorded in the register maintained by the Company pursuant to Section 352 of the SFO or which were notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of the Listed Companies in Schedule 10 of the Listing Rules are as follows:

                                                                             % TO THE    % TO THE
                                                                                TOTAL       TOTAL    % TO THE
                                                                               ISSUED      ISSUED       TOTAL
                                                                                SHARE    DOMESTIC    ISSUED H
                   THE COMPANY/                                            CAPITAL OF   SHARES OF   SHARES OF
                    ASSOCIATED       TYPES OF     TYPE OF      NUMBER OF          THE         THE         THE       SHORT
      NAME          CORPORATION       INTEREST       SHARE    SHARES HELD      COMPANY     COMPANY     COMPANY    POSITION
      Simon To      the Company   Interest of     H shares        100,000       0.002%          -       0.009%          -
                                       spouse
                                     (Note 1)

      Note 1: The spouse of Mr. Simon To is the owner of these 100,000 H Shares of the Company and accordingly, Mr. Simon To, is taken to be interested in these 100,000 H Shares by virtue of the SFO.

      Save as disclosed above, as at the Latest Practicable Date, none of the Directors or Supervisors of the Company has interests or short positions in the shares, underlying shares and/or debentures (as the case may be) of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were notified to the Company and the Stock Exchange pursuant to SFO (including interests or short positions which he is taken or deemed to have under such provisions of the SFO), or recorded in the register maintained by the Company pursuant to Section 352 of the SFO or which were notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of the Listed Companies.

APPENDIX II                                                  GENERAL INFORMATION


      None of the Directors or Supervisors of the Company and their respective associates (as defined in the Listing Rules) has any competing interests which would be required to be disclosed under Rule 8.10 of the Listing Rules if each of them were a controlling shareholder.

3.    SUBSTANTIAL SHAREHOLDERS

      As at the Latest Practicable Date, to the knowledge of the Directors, chief executive and Supervisors of the Company, the interests and short positions of the following persons other than the Directors, chief executives or Supervisors in the shares and underlying shares of the Company as recorded in the register of the Company required to be kept under Section 336 of the SFO or otherwise persons who are, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any members of the Group are as follows:

      THE COMPANY

                                                                                                           % OF THE
                                                                         % OF THE         % OF THE     TOTAL ISSUED
                                                                     TOTAL ISSUED     TOTAL ISSUED         DOMESTIC
                                                                         H SHARES    SHARE CAPITAL           SHARES
      NAME OF        TYPE OF          TYPE OF           NUMBER OF          OF THE           OF THE           OF THE        SHORT
      SHAREHOLDER    SHAREHOLDING     SHARE           SHARES HELD         COMPANY          COMPANY          COMPANY     POSITION
      CSAHC          Direct           State-owned    2,200,000,000              -            50.30%           68.75%           -
                       holding          shares

      HKSCC          Direct           H shares       1,152,285,998          98.14%           26.34%               -            -
        Nominees       holding
        Limited

      Note:

            Based on the information available to the Directors, chief executive and Supervisors of the Company (including such information as was available on the website of the Stock Exchange) and so far as the Directors, chief executive and Supervisors are aware, as at the Latest Practicable Date:

      1. Among the 1,152,285,998 H Shares held by HKSCC Nominees Limited, Li Ka-Shing Unity Trustcorp Limited had an interest in an aggregate of 193,877,000 H Shares of the Company (representing approximately 16.51% of its then total issued H Shares) in the capacity as beneficiary of a trust.

      2. Among the 1,152,285,998 H Shares held by HKSCC Nominees Limited, J.P. Morgan Chase & Co. had an interest in an aggregate of 115,714,000 H Shares of the Company (representing approximately 9.85% of its then total issued H Shares). Out of the 115,714,000 H Shares, J.P. Morgan Chase & Co. had an interest in a lending pool comprising 18,328,000 H Shares of the Company (representing

APPENDIX II                                                  GENERAL INFORMATION


            approximately 1.56% of its then total issued H Shares). According to the information as disclosed in the website of the Stock Exchange and so far as the Directors, chief executive and Supervisors are aware, J.P. Morgan Chase & Co. held its interest in the Company in the following manners:

            (a) 18,328,000 H Shares in a lending pool, representing approximately 1.56% of the Company's then total issued H Shares, were held by JPMorgan Chase Bank, which was 100% held by J.P. Morgan Chase & Co.;

            (b) 1,000,000 H Shares, representing approximately 0.09% of the Company's then total issued H Shares, were held in the capacity as beneficial owner by J.P. Morgan Securities Ltd., which was approximately 90% held by J.P. Morgan Holdings (UK) Limited, which was ultimately 100% held by J.P. Morgan Chase & Co.;

            (c) 96,386,000 H Shares, representing approximately 8.21% of the Company's then total issued H Shares, were held in the capacity as investment manager by JF Asset Management Limited, which was approximately 99.99% held by J.P. Morgan Fleming Asset Management (Asia) Inc., which was ultimately 100% held by J.P. Morgan Chase & Co..

      3. Among the 1,152,285,998 H Shares held by HKSCC Nominees Limited, Morgan Stanley International Incorporated had an interest in an aggregate of 111,121,932 H Shares of the Company (representing approximately 9.46% of its then total issued H Shares). According to the information as disclosed on the website of the Stock Exchange and so far as the Directors, chief executive and Supervisors are aware, Morgan Stanley International Incorporated which was (or its directors were) accustomed to act in accordance with the directors of Morgan Stanley, held its indirect interest in the Company as at the Latest Practicable Date in the manner as follows:

            (a) 743,322 H Shares, representing approximately 0.06% of the Company's then total issued H Shares, were held by Morgan Stanley Dean Witter Hong Kong Securities Limited, which was ultimately 100% held by Morgan Stanley Asia Pacific (Holdings) Limited, which, in turn, was 90% held by Morgan Stanley International Incorporated;

            (b) 108,670,000 H Shares, representing approximately 9.25% of the Company's then total issued H Shares, were held by Morgan Stanley Investment Management Company, which was ultimately 100% held by Morgan Stanley Asia Pacific (Holdings) Limited, which, in turn, was 90% held by Morgan Stanley International Incorporated;

            (c) 292,600 H Shares, representing approximately 0.02% of the Company's then total issued H Shares, were held by Morgan Stanley Asset & Investment Trust Management Co. Limited, which was 100% held by Morgan Stanley International Incorporated;

            (d) 714,000 H Shares, representing approximately 0.06% of the Company's then total issued H Shares, were held by Morgan Stanley & Co International Limited, which was ultimately 100% held by Morgan Stanley Group (Europe), which, in turn, was approximately 98.30% held by Morgan Stanley International Limited, in which Morgan Stanley International Incorporated held 100% control; and

            (e) 702,000 H Shares, representing approximately 0.06% of the Company's then total issued H Shares, were held by Morgan Stanley Capital (Luxembourg) S.A., which was approximately 93.75% held by Morgan Stanley International Incorporated.

            According to the information as disclosed on the website of the Stock Exchange and so far as the Directors, chief executive and Supervisors are aware, as at the Latest Practicable Date, Morgan Stanley Dean Witter Hong Kong Securities Limited also had a short position in 616,000 H Shares of the Company (representing approximately 0.05% of its then total issued H Shares).

      4. Among the 1,152,285,998 H Shares held by HKSCC Nominees Limited, 96,938,500 H Shares, representing approximately 8.26% of the Company's then total issued H Shares, were held by Space Dragon Limited as beneficial owner, which was 100% held by Cheung Kong Investment Company Limited.

APPENDIX II                                                  GENERAL INFORMATION


      5. Among the 1,152,285,998 H Shares held by HKSCC Nominees Limited, 96,938,500 H Shares, representing approximately 8.26% of the Company's then total issued H Shares, were held by Choicewell Limited as beneficial owner, which was ultimately 100% held by Hutchison Whampoa Limited.

      6. Among the 1,152,285,998 H Shares held by HKSCC Nominees Limited, 58,806,900 H Shares, representing approximately 5.01% of the Company's then total issued H Shares, were held by The Capital International, Inc as investment manager, which was ultimately 100% held by The Capital Group Companies, Inc.

      SUBSIDIARIES

                                                                                                        % OF THE TOTAL
                                                                                                          ISSUED SHARE
                                          TYPE OF                                                       CAPITAL OF THE
      NAME OF SHAREHOLDER                 SHAREHOLDING            SUBSIDIARY                                SUBSIDIARY
      (CHINESE CHARACTERS)                Direct Holding          Guangxi Airlines Company                          40%
        (Guangxi Si Zhuang Joint                                    Limited
        Stock Limited Company)

      (CHINESE CHARACTERS)                Direct Holding          Southern Airlines Group                           40%
        (Shantou Airlines Investment                                Shantou Airlines Company
        Joint Stock Limited Company)                                Limited

      (CHINESE CHARACTERS) (Zhuhai        Direct Holding          Zhuhai Airlines Company Limited                   40%
        Ge Li Holding Company)

      (CHINESE CHARACTERS) (Xiamen        Direct Holding          Xiamen Airlines Company Limited                   40%
        Jian Fa Holding Company)

      (CHINESE CHARACTERS)                Direct Holding          Guizhou Airlines Company Limited                  40%
        (Guizhou Xiang Fei
        Company Limited)

      (CHINESE CHARACTERS)                Direct Holding          Guangzhou Nanland Air Catering                    49%
        (Hong Kong Rui Lian                                         Company Limited
        Investment Company
        Limited)

      CSAHC                               Direct Holding          China Southern West Australian                    35%
                                                                    Flying College Pty Ltd

      (CHINESE CHARACTERS)                Direct Holding          Guangzhou Baiyun International                    30%
        (Guangzhou Baiyun                                           Logistic Company Ltd
        International Airport Joint
        Stock Limited Company)

      CSAHC                               Direct Holding          Guangzhou Aviation Hotel                          10%

      CSAHC                               Direct Holding          Southern Airlines Advertising                     10%
                                                                    Company Ltd

      CSAHC                               Direct Holding          South China International Aviation                10%
                                                                    & Travel Services Company

      (CHINESE CHARACTERS) (Xiamen        Indirect Holding        CXA92A Limited                                    40%
        Jian Fa Holding Company) (a)

APPENDIX II                                                  GENERAL INFORMATION


                                                                                                        % OF THE TOTAL
                                                                                                          ISSUED SHARE
                                          TYPE OF                                                       CAPITAL OF THE
      NAME OF SHAREHOLDER                 SHAREHOLDING            SUBSIDIARY                                SUBSIDIARY
      (CHINESE CHARACTERS) (Xiamen        Indirect Holding        CXA93A Limited                                    40%
        Jian Fa Holding Company) (a)

      (CHINESE CHARACTERS) (Xiamen        Indirect Holding        CXA95B Limited                                    40%
        Jian Fa Holding Company) (a)

      (CHINESE CHARACTERS) (Xiamen        Indirect Holding        CXA95C Limited                                    40%
        Jian Fa Holding Company) (a)

      (CHINESE CHARACTERS) (Xiamen        Indirect Holding        CXA98A Limited                                    40%
        Jian Fa Holding Company) (a)

      (CHINESE CHARACTERS) (Xiamen        Indirect Holding        Xiamen Aviation Property                          40%
        Jian Fa Holding Company) (a)                                Development Company

      (CHINESE CHARACTERS) (Xiamen        Indirect Holding        Xiamen Aviation Advertising                       40%
        Jian Fa Holding Company) (a)                                Company Limited

      (CHINESE CHARACTERS) (Xiamen        Indirect Holding        Xiamen Aviation Supplies Limited                  40%
        Jian Fa Holding Company) (a)

      Li Yi Li                            Direct Holding          Xiamen Air Holidays Limited                       10%

      (CHINESE CHARACTERS)                Direct Holding          Xiamen Macau Holidays Limited                     51%
        (Xiamen Airlines Holidays
        Company Limited)

      (CHINESE CHARACTERS)                Direct Holding          Xiamen Macau Holidays Limited                     49%
        (Xiamen Huan Yu Company
        Limited)

      (CHINESE CHARACTERS) (Shantou       Direct Holding          Shantou Hua Kang Air Catering                     70%
        Airlines Company Limited)                                            Company Ltd

      (CHINESE CHARACTERS) (Hong          Direct Holding          Shantou Hua Kang Air Catering                     30%
        Kong Air Catering Company                                   Company Ltd
        Limited)

      (a)   The indirect interest of (CHINESE CHARACTERS)(Xiamen
            Jian Fa Holding Company) is held through Xiamen Airlines Company Limited.

            Save as disclosed above, as at the Latest Practicable Date, to the knowledge of the Directors, chief executive and Supervisors of the Company, no other person (other than the Directors, chief executives or Supervisors) had an interest or short positions in the shares or underlying shares of the Company as recorded in the register of the Company required to be kept under section 336 of the SFO or otherwise had an interest of 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any members of the Group.

APPENDIX II                                                  GENERAL INFORMATION


4.    MATERIAL CONTRACTS

      No material contract has been entered into by the Group within the two years immediately preceding the date of this circular.

5.    LITIGATION

      As at the Latest Practical Date, there was no litigation or claims of material importance pending or threatened against any member of the Group.

6.    DIRECTORS' AND SUPERVISORS' INTERESTS

      (a) None of the Directors or Supervisors of the Company has any direct or indirect interest in any assets which have been, since 31 December, 2003, the date to which the latest published audited Financial Statements of the Group were made up, acquired or disposed of by or leased to, or which are proposed to be acquired or disposed of by, or leased to, to any member of the Group.

      (b) None of the Directors or Supervisors of the Company is materially interested in any contract or arrangement subsisting at the date of this circular and which is significant in relation to the business of the Group.

7.    SERVICE CONTRACTS

      None of the Directors has any existing or proposed service contract with any member of the Group which is not expiring or terminable by the Group within one year without payment of compensation (other than statutory compensation).

8.    MISCELLANEOUS

      (a)   The secretary of the Company is Su Liang.

      (b) The Company has not currently appointed an individual who will satisfy all the requirements of a qualified accountant for the purposes of Rule 3.24 of the Listing Rules. The Company has applied to the Stock Exchange for a waiver of the said Rule 3.24 of the Listing Rules.

      (c) The registered address of the Company is at Baiyun International Airport, Guangzhou 510405, PRC and the principal place of business of the Company in Hong Kong is at Unit B1, 9th Floor, United Centre, 95 Queensway, Hong Kong.

      (d) The Hong Kong branch share registrar and transfer office of the Company is Hong Kong Registrars Limited, Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

APPENDIX II                                                  GENERAL INFORMATION


9.    DOCUMENTS AVAILABLE FOR INSPECTION

      Copies of the following documents are available for inspection during normal business hours at the principal place of business of the Company in Hong Kong at Unit B1, 9th Floor, United Centre, 95 Queensway, Hong Kong up to and including 31 May, 2004:

      (a)   the articles of association of the Company; and

      (b) the audited Financial Statements of the Group for the years ended 31 December, 2002 and 31 December, 2003.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         CHINA SOUTHERN AIRLINES COMPANY LIMITED



                                         By              /s/   Su Liang
                                            -----------------------------------
                                               Name:   Su Liang
                                               Title:  Company Secretary

Date: May 21, 2004